Exhibit 99.5

EXECUTION COPY AGENCY AGREEMENT July 21, 2023 PyroGenesis Canada Inc. 1744 William Street, Suite 200 Montréal, Québec H3J 1R4 Attention : P . Peter Pascali, President and Chief Executive Officer Dear Sirs/Mesdames : The undersigned, Research Capital Corporation (the “ Agent ”), understands that PyroGenesis Canada Inc . (the “ Company ”) proposes to create, offer, issue and sell on a private placement basis up to 5 , 000 unsecured convertible debenture units of the Company (the “ Convertible Debenture Units ”) at a price of $ 1 , 000 per Convertible Debenture Unit (the “ Convertible Debenture Unit Issue Price ”), for aggregate gross proceeds of up to $ 5 , 000 , 000 (the “ Offering ”), subject to the terms and conditions set out below . Each Convertible Debenture Unit is comprised of $ 1 , 000 principal amount of 10 . 0 % unsecured convertible debentures (each, a “ Convertible Debenture ” and collectively, the “ Convertible Debentures ”) and 1 , 000 warrants to purchase Common Shares (as defined herein) (the “ Convertible Debenture Unit Warrants ”) . The Convertible Debentures shall be duly and validly created and issued pursuant to, and governed by, a convertible debenture indenture (the “ Convertible Debenture Indenture ”) to be entered into on the Closing Date (as defined herein) between the Company and TSX Trust Company (the “ Debenture Trustee ”), or such other trust company as may be acceptable to the Company and the Agent . The description of the Convertible Debentures herein is a summary only and is subject to the specific attributes and detailed provisions of the Convertible Debentures set forth in the Convertible Debenture Indenture . In the case of any inconsistency between the description of the Convertible Debentures in this Agreement and their terms and conditions as set forth in the Convertible Debenture Indenture, the provisions of the Convertible Debenture Indenture shall govern . The Convertible Debentures will bear interest at a rate of 10 . 0 % per annum from the Closing Date, payable semi - annually in arrears on June 30 and December 31 of each year, at the sole discretion of the Company, in : (i) cash or (ii) subject to regulatory approval, Common Shares at a deemed issue price equal to the volume weighted average price of the Common Shares for five consecutive trading days ending five trading days preceding the date of repayment on the Toronto Stock Exchange (the “ Exchange ”), or other principal exchange on which the Common Shares are listed . Interest shall be computed on the basis of a 360 - day year composed of twelve 30 - day months . The first interest payment will represent accrued interest for the period from the Closing Date to December 31 , 2023 . The Convertible Debentures will mature on the date that is 36 months from the Closing Date (the “ Maturity Date ”) . The principal amount of each Convertible Debenture will be convertible, for no additional consideration, into Common Shares at the option of the holder at any time prior to the earlier of : (i) close of business on the day immediately prior to the Maturity Date, and (ii) the Business Day (as defined herein) immediately preceding the date specified by the Company for redemption of the Convertible Debentures upon a Change of Control (as defined herein), at a conversion price equal to $ 1 . 005 per Common Share, subject to customary adjustments (the “ Conversion Price ”) .

- 2 - Commencing on February 21 , 2024 , the principal amount of the Convertible Debentures will be repaid on a monthly basis in arrears in either, at the sole discretion of the Company : (i) cash or (ii) subject to regulatory approval, Common Shares at a deemed issue price equal to the volume weighted average price of the Common Shares for five consecutive trading days ending five trading days preceding the date of repayment on the Exchange, or other principal exchange on which the Common Shares are listed . For greater clarity, the Company will repay 1 / 30 th of the outstanding principal amount per month in arrears for the remaining 30 months remaining until the Maturity Date, subject to conversion or redemption privileges . On and following the date that is six months from the Closing Date, the Company shall have the right to either partially or fully redeem the outstanding Convertible Debentures in cash at 106 % of the outstanding principal amount of the Convertible Debenture at the time of redemption, plus accrued interest . Upon a Change of Control (as defined herein) of the Company, holders of the Convertible Debentures will have the right to require the Company to repurchase their Convertible Debentures, in whole or in part, on the date that is 30 days following the giving of notice of the Change of Control, at a price equal to 106 % of the principal amount of the Convertible Debentures then outstanding plus accrued and unpaid interest thereon (the “ COC Price ”) . If 90 % or more of the aggregate principal amount of the Convertible Debentures outstanding on the date of the notice of the Change of Control have been tendered for redemption, the Company will have the right to redeem all of the remaining Convertible Debentures at the COC Price . Each Convertible Debenture Unit Warrant entitles the holder thereof to purchase one Common Share (collectively, the “ Convertible Debenture Unit Warrant Shares ”) for a period of 24 months after the Closing Date at a price of $ 1 . 25 per Convertible Debenture Unit Warrant Share (subject to adjustment in certain circumstances) . The Convertible Debenture Unit Warrants will be governed by the terms and conditions set out in the certificate(s) representing the Convertible Debenture Unit Warrants (each, a “ Warrant Certificate ”), to be delivered by the Company on the Closing Date . The Warrant Certificate will contain, among other things, provision for the appropriate adjustment in a class, number and exercise price of the Convertible Debenture Unit Warrant Shares upon the occurrence of certain events, including any subdivision, consolidation or re - classification of the Common Shares or payments of stock dividends or upon the merger or re - organization of the Company . The description of the Convertible Debenture Unit Warrants contained herein is subject in all respects to the terms and conditions set forth in the Warrant Certificate . In the case of any inconsistency between the description of the Convertible Debenture Unit Warrants in this Agreement and their terms and conditions as set forth in the Warrant Certificate, the provisions of the Warrant Certificate shall govern . In consideration of the Agent agreeing to act as agent to find Purchasers (as defined herein) of Convertible Debenture Units on a commercially reasonable “best efforts” private placement basis, the Company agrees to pay to the Agent at the Time of Closing (as defined below) on the Closing Date : (i) an aggregate cash fee equal to 5 . 0 % of the aggregate gross proceeds to the Company from the sale of Convertible Debenture Units pursuant to the Offering (other than in respect of sales of Convertible Debenture Units to : (a) Purchasers introduced to the Agent by the Company (the “ President’s List ”), in respect of which the Agent will receive a cash commission of 2 . 5% ; and (b) P . Peter Pascali, in respect of which the Agent will receive a cash commission of 0% ) (the “ Cash Fee ”) ; and (ii) such number of broker warrants (the “ Broker Warrants ”) as is equal to 5 . 0 % of the number of Common Shares issuable upon conversion of the Convertible Debentures (based on the Conversion Price) (other than in respect of sales of Convertible Units to : (a) the President’s List, in respect of which the Agent will receive that number of Broker Warrants equal to 2 . 5% ; and (b) P . Peter Pascali, in respect of which the Agent will receive Broker Warrants equal to 0% ) . Each Broker Warrant shall be exercisable into one unit of the Company (a “ Broker Warrant Unit ”) at any time up to 24 months following the Closing Date at an exercise price

- 3 - equal to the Conversion Price (subject to adjustment in certain circumstances) . Each Broker Warrant Unit will consist of one Common Share (each a “ Broker Warrant Unit Share ” and collectively, the “ Broker Warrant Unit Shares ”) and one Common Share purchase warrant (each, a “ Broker Warrant Unit Warrant ” and collectively, the “ Broker Warrant Unit Warrants ”) . Each Broker Warrant Unit Warrant shall be exercisable into Common Shares (the “ Broker Warrant Unit Warrant Shares ”) on the same terms and conditions as the Convertible Debenture Unit Warrants . In this Agreement, the Common Shares issuable upon conversion or repayment of the Convertible Debentures are collectively referred to as the “ Convertible Debenture Shares ”, the Convertible Debenture Unit Warrants and the Broker Warrant Unit Warrants will be collectively referred to as the “ Warrants ”, and the Convertible Debenture Shares, the Convertible Debenture Unit Warrant Shares, the Broker Warrant Unit Shares and the Broker Warrant Unit Warrant Shares will be collectively referred to as the “ Offered Shares ” . The Agent shall be entitled to appoint, at its sole expense, other registered dealers (“ Selling Firms ”) as agents to assist in the Offering and the Agent shall determine the remuneration payable to such Selling Firms, such remuneration to be the sole responsibility of the Agent . The Offering is conditional upon and subject to the additional terms and conditions set forth below . The following are additional terms and conditions of this Agreement between the Company and the Agent : 1. Interpretation Definitions – In addition to the terms previously defined and terms defined elsewhere in this Agreement (including the Schedules hereto), where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively : “ Agreement ” means this Agency Agreement as the same may be amended and/or restated from time to time ; “ AIF ” means the annual information form of the Company dated March 30 , 2023 ; “ Alternative Transaction ” means any equity or debt financing, merger, amalgamation, arrangement, business combination, take - over bid, insider bid, issuer bid, reorganization, material joint venture, sale or exchange of not less than 50 % of the assets or securities of the Company or any similar transaction involving the Company with any arm’s length party ; “Ancillary Documents” means all agreements, indentures (including the Convertible Debenture Indenture), certificates (including the Warrant Certificate, the Broker Warrant Certificate and any certificates representing the Convertible Debentures), officers’ certificates, notices and other documents executed and delivered, or to be executed and delivered, by the Company in connection with Offering, whether pursuant to Applicable Securities Laws or otherwise ; “ Applicable Laws ” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, statutory rules, orders, by - laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities ;

- 4 - “ Applicable Securities Laws ” means, collectively, (a) Canadian Securities Laws, and (b) U . S . Securities Laws ; “ Broker Warrant Certificate ” means the certificate representing the Broker Warrants; “ Business Day ” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario or Montréal, Québec are not open for business ; “ Canadian Securities Laws ” means all applicable securities laws in each of the Reporting Provinces and the respective rules, regulations, instruments (including national and multilateral instruments), blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the Securities Commissions in the Reporting Provinces ; “ CDS ” means CDS Clearing and Depository Services Inc.; “ Change of Control ” means (i) any event as a result of or following which any person, or group of persons “acting jointly or in concert” within the meaning of Canadian Securities Laws, beneficially owns or exercises control or direction over an aggregate of more than 66 2 / 3 % of the then outstanding Common Shares ; or (ii) the sale or other transfer of all or substantially all of the consolidated assets of the Company . A Change of Control will not include a sale, merger, reorganization or other similar transaction if the previous holders of the Common Shares hold at least 50 % of the voting shares of such merged, reorganized or other continuing entity ; “ Claims ” and “ Claim ” have the meanings ascribed thereto in Section 12 (a) ; “ Closing ” means the closing of the Offering ; “ Closing Date ” means July 21 , 2023 or such earlier or later date as may be agreed to in writing by the Company and the Agent each acting reasonably ; “ Common Shares ” means the common shares in the capital of the Company; “ Disclosure Record ” means the Company’s prospectuses, annual reports, annual and interim financial statements, annual information forms, business acquisition reports, management discussion and analysis of financial condition and results of operations, information circulars, material change reports, press releases and all other information or documents publicly filed or otherwise publicly disseminated by the Company since January 1 , 2022 ; “ distribution ” means distribution or distribution to the public, as the case may be, for the purposes of the Canadian Securities Laws or any of them ; “ Encumbrance ” means any charge, mortgage, lien, pledge, claim, restriction, security interest or other encumbrance whether created or arising by agreement, statute or otherwise pursuant to any applicable law, attaching to property, interests or rights ; “ Governmental Authority ” means and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or

- 5 - pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing; “ Governmental Licences ” has the meaning ascribed thereto in Section 7(kkk) ; “ Hazardous Substances ” has the meaning ascribed thereto in Section 7(ggg) ; “ Historical Financial Statements ” means, collectively, the (i) audited consolidated financial statements of the Company for the years ended December 31 , 2022 and 2021 , together with the report of Raymond Chabot Grant Thornton LLP on those financial statements, and including the notes with respect to those financial statements ; and (ii) the unaudited condensed consolidated interim financial statements of the Company as at March 31 , 2023 and for the three - month period ended March 31 , 2023 and 2022 ; “ Indebtedness ” of a person means, without limitation : (a) all debts and liabilities (contingent or otherwise) of that person for borrowed money ; (b) all capital leases of that person ; (c) all debts and liabilities of that person representing the deferred acquisition cost of property and services ; and (d) all guarantees given by that person ; “ Indemnified Parties ” and “Indemnified Party ” have the meanings ascribed thereto in Section 12(a) ; “ Intellectual Property ” means the following which is currently owned by, issued to or licensed to the Company or the Subsidiaries, as applicable, or other rights of the Company or the Subsidiaries to use the following : (i) patent rights, issued patents, patent applications, patent disclosures, and registrations, inventions, discoveries, developments, concepts, ideas, improvements, processes and methods, whether or not such inventions, discoveries, developments, concepts, ideas, improvements, processes, or methods are patentable or registrable, anywhere in the world ; (ii) copyrights (including performance rights) to any original works of art or authorship, including source code and graphics, which are fixed in any medium of expression, including copyright registrations and applications therefor, anywhere in the world, whether or not registered or registrable ; (iii) any and all common law or registered trade - mark rights, trade names, business names, trade - marks, proposed trade - marks, certification marks, service marks, distinguishing marks and guises, logos, slogans, goodwill, domain names and any registrations and applications therefor, anywhere in the world, whether or not registered or registrable ; (iv) know - how, show - how, confidential information, trade secrets ; (v) any and all industrial design rights, industrial designs, design patents, industrial design or design patent registrations and applications therefor, anywhere in the world, whether or not registered or registrable ; (vi) any and all integrated circuit topography rights, integrated circuit topographies and integrated circuit topography applications, anywhere in the world, whether or not registered or registrable ; (vii) any reissues, divisions, continuations, continuations - in - part, renewals, improvements, translations, derivatives, modifications and extensions of any of the foregoing ; (viii) any other industrial, proprietary or intellectual property rights, anywhere in the world ; and (ix) proprietary computer software (including but not limited to data, data bases and documentation) ; “ Licensed IP ” means the Intellectual Property that is necessary and material to the business of the Company and its Subsidiaries (taken as a whole) as presently conducted or as proposed to be conducted and that is owned by any person other than the Company or the Subsidiaries ; “ Losses ” has the meaning ascribed thereto in Section 12 (a) ;

- 6 - “ Material Adverse Effect ” means any event, fact, change, circumstance, development, occurrence or state of affairs which would reasonably be expected to have an effect that is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, assets, properties, prospects, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries (taken as a whole), whether or not arising in the ordinary course of business ; “ Material Agreements ” means, collectively, the material contracts listed under the heading “Material Contracts” in the AIF; “ Material Subsidiary ” means Pyro Green - Gas Inc.; “ material change ” has the meaning ascribed thereto in the Canadian Securities Laws of the Province of Ontario; “ material fact ” has the meaning ascribed thereto in the Canadian Securities Laws of the Province of Ontario; “ misrepresentation ” has the meaning ascribed thereto in the Canadian Securities Laws of the Province of Ontario; “ NASDAQ ” means NASDAQ Capital Market; “ Personal Data ” means (i) a natural person’s name, street address, telephone number, e - mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number ; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act ; (iii) “personal data” as defined by the European Union General Data Protection Regulation ; (iv) any information contemplated under any of the Personal Information Protection and Electronic Documents Act (Canada), the Personal Health Information Protection Act, 2004 (Ontario), the Personal Information Protection Act (Alberta), the Personal Information Protection Act (British Columbia) ; and An Act Respecting the Protection of Personal Information in the Private Sector (Quebec) ; (v) any information which would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996 by the Health Information Technology for Economic and Clinical Health Act ; and (vi) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person’s health or sexual orientation ; “ Purchasers ” means the persons who (as purchasers or beneficial purchasers) acquire Convertible Debenture Units by duly completing, executing and delivering Subscription Agreements, and permitted assignees or transferees of such persons from time to time ; “ Qualification ” has the meaning ascribed thereto in Section 7(pp) ; “ Reporting Provinces ” means all of the Provinces of Canada; “ SEC ” means the United States Securities and Exchange Commission; “ Securities Commission ” means the applicable securities commission or regulatory authority in each of the Reporting Provinces and “ Securities Commissions ” has a comparable meaning;

- 7 - “ Selling Jurisdictions ” means, collectively, the Reporting Provinces and such other jurisdictions consented to by the Company and the Agent where Convertible Debenture Units are sold; “ Standard Listing Conditions ” has the meaning ascribed thereto in Section 6(a) ; “ Subscription Agreements ” means, collectively, the subscription agreements in the form agreed upon by the Agent and the Company, pursuant to which Purchasers agree to subscribe for and purchase Convertible Debenture Units as herein contemplated and shall include, for greater certainty, all schedules thereto ; “ Subsidiaries ” means the Material Subsidiary, Air Science Technologies Private Limited, Air Science Italia S.r.l., and Alga - Labs Inc. and “Subsidiary” means any one of them; “ Survival Limitation Date ” means the third anniversary of the Closing Date; “ Time of Closing ” means 8:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Company and the Agent; “ Transaction Documents ” means, collectively, this Agreement, the Subscription Agreements, the Convertible Debenture Indenture, the Warrant Certificate, the Broker Warrant Certificate and the certificates, if any, representing the Convertible Debentures ; “ United States ” and “ U.S. ” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; “ U.S. Exchange Act ” means the United States Securities Exchange Act of 1934, as amended; “ U.S. Person ” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act; “ U.S. Securities Act ” means the United States Securities Act of 1933 , as amended; and “ U.S. Securities Laws ” means the U.S. federal securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act, and applicable state securities laws. Other (a) Any reference in this Agreement to a Section shall refer to a section of this Agreement. (b) All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case and the verb shall be construed as agreeing with the required word and/or pronoun . (c) Any reference in this Agreement to “ $ ” or to “ dollars ” shall refer to the lawful currency of Canada, unless otherwise specified. (d) Where any representation or warranty contained in this Agreement or any Ancillary Document is expressly qualified by reference to the “ knowledge ” of the Company or “ the best of the Company’s knowledge ”, or where any other reference is made herein or in any Ancillary Document to the “ knowledge ” of the Company, it shall be deemed to refer to the actual knowledge of P . Peter Pascali and Andre Mainella after having made due enquiry of appropriate and relevant persons and documentation (which for greater

- 8 - certainty shall exclude any due diligence reports or materials prepared by the Agent or its counsel). 2. Nature of Transaction The Company hereby agrees to secure compliance with all Canadian Securities Laws on a timely basis in connection with the distribution of the Convertible Debenture Units and the Company shall execute and file with the Securities Commissions all forms, notices and certificates relating to the Offering required to be filed pursuant to the Canadian Securities Laws in the Reporting Provinces in the time required by Canadian Securities Laws in the Reporting Provinces . 3. The Offering (a) Agency Deal . The Company hereby appoints the Agent to act as exclusive agent to offer and sell the Convertible Debenture Units on a commercially reasonable “best efforts” private placement basis and the Agent hereby accepts such appointment . Notwithstanding anything to the contrary contained herein or any oral representations or assurances previously or subsequently made by the parties hereto, this Agreement does not constitute a commitment by, or legally binding obligation of, the Agent or any of its affiliates to act as underwriters, initial purchasers, arrangers, and/or placement agents in connection with any offering of securities of the Company, including the Convertible Debenture Units, or to provide or arrange any financing, other than the appointment as agent in connection with the Offering in accordance with the prior sentence and otherwise on the terms set forth herein . (b) Sale on Exempt Basis . The Company understands that the Agent shall have the right to and shall use its commercially reasonable “best efforts” to arrange for the Convertible Debenture Units to be purchased by the Purchasers : (i) in the Reporting Provinces on a private placement basis in compliance with Canadian Securities Laws such that the offer and sale of the Convertible Debenture Units does not obligate the Company to file a prospectus ; and (ii) in such other jurisdictions as consented to by the Company on a private placement basis in compliance with all applicable securities laws of such other jurisdictions provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction, no registration or similar requirement would apply with respect to the Company in such other jurisdictions and the Company does not thereafter become subject to on - going continuous disclosure obligations in such other jurisdictions . (c) Press Releases . In order to comply with applicable U . S . Securities Laws, any press release announcing or otherwise concerning the Offering shall include an appropriate notation on each page as follows : “ Not for distribution to United States Newswire Services or for dissemination in the United States ” . In addition, any such press release shall contain the following disclaimer : “This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States . The securities have not been and will not be registered under the United States Securities Act of 1933 , as amended (the “U . S . Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U . S . persons unless registered under the

- 9 - U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.” (d) Filings . The Company undertakes to file, or cause to be filed, all forms or undertakings required to be filed by the Company in connection with the issue and sale of the Convertible Debenture Units (including a Form 45 - 106 F 1 and any filings required under state blue - sky laws, as required, with the applicable Securities Commissions, the SEC and United States state regulatory authorities, as applicable) so that the distribution of the Convertible Debenture Units to the Purchasers may lawfully occur without the necessity of filing a prospectus, registration statement or other offering document in Canada or other jurisdictions (but on terms that will permit the Convertible Debenture Units acquired by the Purchasers to be sold by such Purchasers at any time in the Selling Jurisdictions, subject to applicable hold periods under Canadian Securities Laws) . All prescribed fees payable in connection with such filings shall be at the sole expense of the Company . (e) No Offering Memorandum . Neither the Company nor the Agent shall : (i) provide to any prospective purchasers of Convertible Debenture Units any document or other material that would constitute an offering memorandum within the meaning of Canadian Securities Laws ; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Convertible Debenture Units, including any advertisement, article, notice or other communication published in any newspaper, magazine, printed public media, printed media or similar media, or broadcast over radio, television or telecommunications, including electronic display, or any seminar or meeting relating to the offer and sale of the Convertible Debenture Units whose attendees have been invited by general solicitation or advertising . 4. Distribution and Certain Obligations of the Agent (a) The Agent shall, and shall require any Selling Firm to agree to, comply with the Canadian Securities Laws and the applicable securities laws of the Selling Jurisdictions outside of Canada, in connection with the distribution of the Convertible Debenture Units and shall offer the Convertible Debenture Units for sale on a private placement basis in a manner exempt from any prospectus or offering memorandum filing or delivery requirements of Canadian Securities Laws and without the necessity of obtaining any order or ruling of the Securities Commissions, directly and through Selling Firms upon the terms and conditions set out in this Agreement . (b) The Agent shall, and shall require any Selling Firm to agree to, distribute the Convertible Debenture Units in a manner which complies with and observes all Applicable Laws in each jurisdiction into and from which they may offer to sell the Convertible Debenture Units and will not, directly or indirectly, offer, sell or deliver any Convertible Debenture Units to any person in any jurisdiction other than in the Selling Jurisdictions, unless the Company and the Agent agree otherwise and then only in a manner which will not require the Company to comply with the registration and prospectus or other similar requirements under the applicable securities laws of such other jurisdictions . (c) The Agent will obtain from each Purchaser and deliver to the Company a duly completed and executed Subscription Agreement and other forms required under Canadian Securities Laws or the applicable securities laws of the Selling Jurisdictions outside of Canada that are provided to the Agent by the Company for execution by Purchasers

- 10 - relating to the issuance and sale of the Convertible Debenture Units, and the Agent shall at least one Business Day prior to the Closing Date, provide the Company with copies of such Subscription Agreements and complete registration instructions in respect of the Convertible Debenture Units . 5. Material Change (a) The Company shall promptly inform the Agent (and promptly confirm such notification in writing) during the period from the date of this Agreement until the Closing Date, of the full particulars of : (i) any material change whether actual, anticipated, contemplated, threatened or proposed in the Company or any Subsidiary or in any of their respective businesses, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, assets, properties, condition (financial or otherwise) or results of operations or in the Offering ; or (ii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained or incorporated by reference in the Disclosure Record or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Disclosure Record untrue or misleading in any material respect or to result in any misrepresentation in any of the Disclosure Record, including as a result of any of the Disclosure Record containing or incorporating by reference an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or not misleading in light of the circumstances in which it was made, or which could result in any of the Disclosure Record not complying with the Applicable Securities Laws of any Reporting Province . (b) During the period from the date of this Agreement until the Closing Date, the Company will promptly inform the Agent in writing of the full particulars of: (i) any request of any Securities Commission for any additional information in respect of the Offering; (ii) the receipt by the Company of any material communication, whether written or oral, from any Securities Commission, the Exchange, the NASDAQ, or any other competent authority, relating to the Offering ; (iii) any notice or other correspondence received by the Company from any Governmental Authority and any requests from such bodies for information, a meeting or a hearing relating to the Offering or the issue and sale of the Convertible Debenture Units ; or (iv) the issuance by any Securities Commission, the Exchange, the NASDAQ, or any other competent authority, including any other Governmental Authority, of any order to cease or suspend trading or distribution of any securities of the Company or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Company .

- 11 - (c) In addition to the provisions of Sections 5 (a) and 5 (b) hereof, the Company shall in good faith discuss with the Agent any circu mst ance, chan ge, event or fact contemplated in Sections 5 (a) or 5 (b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Agent under Section 5 (a) or 5 (b) hereof . 6. Regulatory Approvals (a) Prior to the completion of the Offering, the Company shall file or cause to be filed with the Exchange all necessary documents and shall take or cause to be taken all necessary steps to ensure that the Company has obtained all necessary approvals for the Offered Shares to be conditionally listed on the Exchange subject only to the satisfaction by the Company of such customary and standard post - closing conditions imposed by the Exchange in similar circumstances and set forth in such letter (the “ Standard Listing Conditions ”) . (b) The Company will make all necessary filings and obtain all necessary regulatory consents and approvals (if any), and the Company will pay all filing, exemption and other fees required to be paid in connection with the transactions contemplated in this Agreement . 7. Representations and Warranties of the Company The Company represents and warrants to the Agent and the Purchasers, and acknowledges that each of them is relying on such representations and warranties in connection with the purchase by the Purchasers of Convertible Debenture Units, as applicable, that : (a) the Company : (i) has been duly incorporated, amalgamated, continued or organized and is validly existing as a company in good standing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization, and has the corporate power, capacity and authority to own, lease and operate its property and assets, to conduct its business as now conducted and as currently proposed to be conducted and to carry out the provisions hereof ; and (ii) where required, has been duly qualified as an extra - provincial or foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases property or conducts any business ; (b) other than the Material Subsidiary, the Company has no direct or indirect subsidiary (as defined in the Canada Business Corporations Act ) nor any investment in any person which is or would be material to the business and affairs of the Company . The Subsidiaries are the only subsidiaries (as defined in the Canada Business Corporations Act ) of the Company, including with respect to the generation of revenues . The Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares of each Subsidiary, in each case free and clear of all Encumbrances or adverse interests whatsoever, and no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre - emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any Subsidiary of any of the shares or other securities of any Subsidiary ; (c) the Material Subsidiary : (i) has been duly incorporated, amalgamated, continued or organized and is validly existing as a company in good standing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization and has the corporate power, capacity and authority to own, lease and operate its property and assets, to conduct its business as now conducted and as currently proposed to be conducted and

- 12 - to carry out the provisions hereof ; and (ii) where required, has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases property, or conducts any business and is not precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document ; (d) the Material Subsidiary is the only subsidiary of the Company for which, as at December 31 , 2022 , (i) the total assets of such subsidiary exceeded 10 % of the consolidated assets of the Company, and (ii) the revenue of such subsidiary exceeded 10 % of the consolidated revenue of the Company ; (e) the Company and each Subsidiary (i) have each conducted and have each been conducting their business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on or in which its services are provided and has not received a notice of non - compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non - compliance with any such Applicable Laws, (ii) are not in breach or violation of any judgment, order or decree of any Governmental Authority or court having jurisdiction over the Company or any Subsidiary, as applicable, and (iii) hold all, and are not in breach of any, permits, certificates, licences, approvals, registrations, qualifications, consents and other authorizations, issued by a Governmental Authority that enable its business to be carried on as now conducted, except where such failure would not constitute a Material Adverse Effect ; (f) other than as disclosed in the Disclosure Record, none of the Company or any Subsidiary has been served with or otherwise received notice of any legal, governmental, regulatory or other proceedings or investigations which is, individually or in the aggregate, material to the Company and the Subsidiaries (taken as a whole) and there are no legal, governmental, regulatory or other proceedings or investigations (whether or not purportedly on behalf of the Company or any Governmental Authority) pending to which the Company or any Subsidiary is a party or of which any property or assets of the Company or any Subsidiary is the subject which is, individually or in the aggregate, material to the Company and the Subsidiaries (taken as a whole), and, to the best of the Company’s knowledge, no such proceedings or investigations have been threatened or contemplated by any Governmental Authority or any other parties ; (g) the Company owns no real property . Any real property or building held under lease by the Company or its Subsidiaries which is material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, is held by it under valid and subsisting leases enforceable against the respective lessors thereof with such exceptions as are not material, individually or in the aggregate, to the Company and its Subsidiaries (taken as a whole) ; (h) the Company and each Subsidiary is the absolute legal and beneficial owner, and has good and valid title to, all of the material property or assets thereof as described in the Disclosure Record free and clear of all Encumbrances and defects of title except such as are disclosed in the Disclosure Record, and (A) no other material property or assets are necessary for the conduct of the business of the Company or any Subsidiary (taken as a whole) as currently conducted, (B) the Company has no knowledge of any claim or the basis for any claim that might or could materially and adversely affect the right of the Company or any Subsidiary to use, transfer or otherwise exploit such property or assets,

- 13 - and (C) neither the Company nor any Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof ; (i) the Company has performed, in all material respects, all of the obligations required to be performed by it prior to the date hereof and is entitled to all benefits under, and is not in material default or to its knowledge alleged to be in default in respect of, any of the Material Agreements . All Material Agreements are in good standing and in full force and effect, and no event, condition or occurrence exists that, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of, by the Company, any Subsidiary or any other person, any material obligation, agreement, covenant or condition contained in any of the Material Agreements . To the Company’s knowledge, there is no dispute between the Company and any other parties to the Material Agreements . The Company has received no written notice of a dispute in respect of any of the Material Agreements . None of the Material Agreements contain terms under which the execution or performance of this Agreement or the completion of the Offering would give any other contracting party the right to terminate or adversely change the terms thereof or otherwise require the consent of any other person . None of the Material Agreements have been assigned in whole or in part to any person ; (j) to the knowledge of the Company, the other parties to the Material Agreements have complied with the terms of the Material Agreements in all material respects and none of the other parties to the Material Agreements have breached any of the terms of or defaulted under any Material Agreements ; (k) the Company has no intention to terminate any of the Material Agreements and to the knowledge of the Company none of the other parties to the Material Agreements have any intention to terminate any of the Material Agreements ; (l) the terms of the Material Agreements are consistent in all material respects with the descriptions thereof in the Disclosure Record; (m) the Material Agreements are the only contracts that are required to be listed in the AIF as material contracts under section 15 . 1 of Form 51 - 102 F 2 or disclosed in the Disclosure Record, and there are no other contracts that are material to the Company and the Subsidiaries (taken as a whole) that are required by Canadian Securities Laws to be disclosed and which are not disclosed in the Disclosure Record ; (n) to the knowledge of the Company, each of the other parties to the Material Agreements are duly incorporated and in good standing under the laws of their jurisdiction of governance, none of the other parties to the Material Agreements is insolvent and no steps have been taken or are contemplated for the winding up or termination of any of the other parties to the Material Agreements ; (o) the Historical Financial Statements: (i) have been prepared in accordance with Canadian Securities Laws and International Financial Reporting Standards, applied on a consistent basis throughout the periods referred to therein, except as otherwise disclosed therein ;

- 14 - (ii) present fairly, in all material respects, the financial position and condition of the Company and the Subsidiaries on a consolidated basis as at the dates thereof and the results of its operations and the changes in its shareholder’s equity and cash flows for the periods then ended, and do not contain a misrepresentation ; and (iii) have been audited (in the case of the annual financial statements comprising the Historical Financial Statements) by the Company’s auditors, Raymond Chabot Grant Thornton LLP, who are independent public accountants within the meaning of Canadian Securities Laws and the rules of the Chartered Professional Accountants of Canada ; (p) the accountants who audited the Historical Financial Statements are independent with respect to the Company within the meaning of Canadian Securities Laws and there has not been any “disagreement” or “reportable event” (within the respective meanings set out in National Instrument 51 - 102 – Continuous Disclosure Obligations of the Canadian Securities Administrators) with such auditor ; (q) there are no material liabilities of the Company whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Historical Financial Statements, except for liabilities incurred in the ordinary course of business of the Company, and which liabilities would not, individually or in the aggregate, have a Material Adverse Effect ; (r) there are no off - balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or the Subsidiaries with unconsolidated entities or other persons which individually or in the aggregate are material to the Company and its Subsidiaries (taken as a whole) ; (s) except as disclosed in the Disclosure Record, neither the Company nor any Subsidiary has any outstanding bonds, debentures, mortgages, promissory notes or other Indebtedness, is not under any obligation to create or issue any bonds, debentures, mortgages, promissory notes or other Indebtedness, and is not a party to or bound by any agreement of guarantee, indemnification, assumption or endorsement or any other similar commitment of the obligations, liabilities (contingent or otherwise) or Indebtedness of any person ; (t) the audit committee’s charter and composition comply with National Instrument 52 - 110 – Audit Committees of the Canadian Securities Administrators; (u) except as disclosed in the Disclosure Record, none of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10 % of the outstanding Common Shares or any known associate or affiliate of any such person, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company and its Subsidiaries on a consolidated basis ; (v) the Company and each Subsidiary has duly and on a timely basis filed all foreign, federal, state, provincial and municipal tax returns required to be filed by it, has paid all taxes due and payable by the Company and each Subsidiary, respectively, and has paid all

- 15 - assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any Governmental Authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required to be filed ; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Company or by any Subsidiary ; there are no actions, suits, proceedings, investigations or claims pending or, to the best of the Company’s knowledge, threatened against the Company or any Subsidiary in respect of taxes, governmental charges or assessments ; and there are no matters under dispute with any Governmental Authority relating to taxes, governmental charges or assessments asserted by any such authority ; (w) there are no liens for taxes on the assets of the Company or any of the Subsidiaries, and, to the best of the Company’s knowledge, there are no audits pending of the tax returns of the Company or any of the Subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been or to the Company’s knowledge may be asserted relating to any such tax returns ; (x) (i) the Company and the Subsidiaries own, or have obtained valid and enforceable licenses for, the Intellectual Property necessary for the conduct of their respective businesses ; (ii) the Company has no knowledge that the Company or the Subsidiaries lack or will be unable to obtain any rights or licenses to use all Intellectual Property necessary and material for the conduct of the business of the Company and the Subsidiaries (including the commercialization of the products and services candidates of the Company and the Subsidiaries) ; (iii) no third parties have rights to any Intellectual Property of the Company or the Subsidiaries, except as disclosed in the Disclosure Record or except for the ownership rights of the owners of the Licensed IP or except for any licenses of use granted by the Company or the Subsidiaries therein ; (iv) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or enforceability of any Intellectual Property or the rights of the Company or the Subsidiaries in or to any Intellectual Property, the Company has no knowledge of any facts which form a reasonable basis for any such claim, and to the Company’s knowledge, there has been no finding of unenforceability or invalidity of the Intellectual Property ; (v) to the Company’s knowledge, there is no patent or published patent application that contains claims that interfere with the issued or pending claims of any of the Intellectual Property of the Company or the Subsidiaries ; and (vi) to the Company’s knowledge, there is no prior art that necessarily renders any patent application owned by the Company or the Subsidiaries unpatentable that has not been disclosed to the US Patent and Trademark Office or any similar office in Canada or any other jurisdiction ; (y) other than Licensed IP, the Company or the Subsidiaries are the legal and beneficial owners of, have good and marketable title to, and own all right, title and interest in and to all Intellectual Property free and clear of all encumbrances or adverse interests whatsoever, covenants, conditions, options to purchase and restrictions or other adverse claims of any kind or nature which could, individually or in the aggregate, have a Material Adverse Effect, and the Company has no knowledge of any claim of adverse ownership in respect thereof ; other than the Licensed IP, no consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Intellectual Property and none of the Intellectual Property of the Company or

- 16 - the Subsidiaries comprises an improvement to Licensed IP that would give any person any rights to any such Intellectual Property, including, without limitation, rights to license any such Intellectual Property ; (z) neither the Company nor the Subsidiaries have received any notice or claim (whether written, oral or otherwise) challenging the ownership or right to use of any of the Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor is there a reasonable basis for any claim that any person other than the Company or the Subsidiaries has any claim of legal or beneficial ownership or other claim or interest in any of the Intellectual Property ; (aa) all applications for registration of any Intellectual Property of the Company or the Subsidiaries have been properly filed and have been pursued by the Company in the ordinary course of business, and neither the Company nor the Subsidiaries have received any notice (whether written, oral or otherwise) indicating that any application for registration of the Intellectual Property of the Company or the Subsidiaries, as applicable, has been finally rejected or denied by the applicable reviewing authority except for any rejection or denial that would not, individually or in the aggregate, have a Material Adverse Effect ; (bb) to the best of the Company’s knowledge, the conduct of the business of the Company and the Subsidiaries (including, without limitation, the sale of their products and services, or the use or other exploitation of the Intellectual Property by the Company, the Subsidiaries, or any customers, distributors or other licensees thereof) has not infringed, violated, misappropriated or otherwise conflicted with any Intellectual Property right of any person ; there is no pending or threatened action, suit, proceeding or claim by others that the Company or the Subsidiaries infringe or otherwise violate (or would infringe or otherwise violate upon commercialization of their products or services under development) any Intellectual Property of others, and the Company has no knowledge of any facts which form a reasonable basis for any such claim ; (cc) neither the Company nor the Subsidiaries are a party to any action or proceeding, nor, to the best of the Company’s knowledge, has any action or proceeding been threatened that alleges that any current or proposed conduct of their respective businesses (including, without limitation, the sale of their respective products and services, or use or other exploitation of any Intellectual Property by the Company, the Subsidiaries or any customers, distributors or other licensees) has infringed, violated or misappropriated or otherwise conflicted, or will infringe, violate or misappropriate or otherwise conflict, with any Intellectual Property right of any person ; (dd) to the Company’s knowledge, no person has infringed or misappropriated, or is infringing or misappropriating, any rights of the Company or the Subsidiaries in or to the Intellectual Property ; (ee) the Company or the Subsidiaries have entered into valid and enforceable written agreements pursuant to which the Company or Subsidiaries, as applicable, have been granted all licenses and permissions to use, reproduce, sublicense, sell, modify, update, enhance or otherwise exploit the Licensed IP to the extent required to operate any aspects of the business of the Company or the Subsidiaries, as applicable, currently conducted

- 17 - (including, if required, the right to incorporate such Licensed IP into the Intellectual Property); (ff) all license agreements in respect to Licensed IP are in full force and effect and neither the Company nor, to the Company’s knowledge, any other person, is in default of its obligations thereunder ; (gg) to the extent that any of the Intellectual Property is licensed or disclosed to any person or any person has access to such Intellectual Property (including but not limited to any employee, officer, shareholder, consultant, systems - integrator, distributor, contract counterparty, or other customer of the Company or the Subsidiaries, as applicable), the Company or the Subsidiaries, as applicable, have entered into a valid and enforceable written agreement which contains terms and conditions prohibiting the unauthorized use, reproduction, disclosure or transfer of such Intellectual Property by such person, and other than such agreements that have expired in accordance with their respective terms, all such agreements are in full force and effect and neither the Company nor, to the best of the Company’s knowledge, any other person, is in default of its obligations thereunder except for any default which is immaterial ; (hh) to the Company’s knowledge, all moral rights as defined under the Copyright Act (Canada) or any other applicable legislation or by operation of law in any applicable jurisdiction have been waived in writing in favour of any of the Company, Subsidiaries and their successors or assignees with respect to the copyrightable works that are owned by the Company or the Subsidiaries, as applicable, except as would not, individually or in the aggregate, have a Material Adverse Effect ; (ii) all products manufactured and services provided to customers, in whole or in part, by the Company (and its Subsidiaries) and all component parts which are supplied to the Company and its Subsidiaries are, to the best of the Company’s knowledge, manufactured or provided in full compliance with and meet industry specific standards set by all organizations, including military organizations, which pertain to the business of the Company and its Subsidiaries and the products and services of the Company and its Subsidiaries have met and satisfied all product safety standards necessary to permit the sale of their products and services in the jurisdictions in which and to customers to which they are sold, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect ; (jj) the Company is a reporting issuer not in default under the Canadian Securities Laws of each of the Reporting Provinces and is not on the list of defaulting issuers maintained by any Securities Commission in the Reporting Provinces where it is a reporting issuer as at the date hereof ; (kk) the Common Shares are currently listed and posted for trading on the Exchange under the symbol “PYR”, on the NASDAQ under the symbol “PYR” and on the Frankfurt Stock Exchange under the symbol “ 8 PY” ; (ll) the Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the Common Shares or delisting the Common Shares from the Exchange, the NASDAQ or the Frankfurt Stock Exchange, nor has the Company received any written notification that any Securities Commission, the Exchange, the

- 18 - NASDAQ or the Frankfurt Stock Exchange is contemplating terminating such registration or listing; (mm) the Company is in compliance in all material respects with its timely and continuous disclosure obligations under the Canadian Securities Laws of each of the Reporting Provinces and the policies, rules and regulations of the Exchange and the NASDAQ and, without limiting the generality of the foregoing, there has not occurred any material change (actual, anticipated, contemplated or threatened) in the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, assets, properties, condition (financial or otherwise), results of operations or control of the Company (on a consolidated basis) since January 1 , 2022 which has not been set forth in the Disclosure Record or otherwise publicly disclosed on a non - confidential basis, and the Company has not filed any confidential material change reports since January 1 , 2022 which remains confidential as at the date hereof . To the knowledge of the Company, since January 1 , 2018 , no trades in the Company’s securities have been made by any insider of the Company while having knowledge of material non - public information regarding the Company in breach of Applicable Securities Laws ; (nn) to the best of the Company’s knowledge, no agreement among or involving insiders of the Company is in force or effect which in any manner affects the voting or control of any of the securities of the Company or the Material Subsidiary ; (oo) the Company is authorized to issue an unlimited number of Common Shares, of which 178 , 880 , 395 Common Shares were issued and outstanding as of the date hereof, and all such issued Common Shares are validly issued and outstanding, and no person, firm or corporation has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option or privilege (whether pre - emptive or contractual), for the issue or allotment of any unissued shares in the capital of the Company or the Material Subsidiary or any other security convertible into or exchangeable for any such shares, or to require the Company or the Material Subsidiary to purchase, redeem or otherwise acquire any of the outstanding securities in the capital of the Company or the Material Subsidiary, except as disclosed in the Disclosure Record or pursuant to agreements described in the Disclosure Record and pursuant to the Convertible Debenture Units and the Broker Warrants ; (pp) the execution and delivery of each of the Transaction Documents and the performance of the transactions contemplated hereby and thereby (including the issuance, sale and delivery of the Convertible Debenture Units to be issued and sold by the Company at the Time of Closing, the issuance and delivery of the Convertible Debentures and Convertible Debenture Unit Warrants comprising the Convertible Debenture Units, the issuance of the Convertible Debenture Unit Warrant Shares upon exercise of the Convertible Debenture Unit Warrants, the issuance of the Offered Shares upon conversion of the Convertible Debentures, the issuance of the Broker Warrants, the issuance and delivery of the Broker Warrant Unit Shares and Broker Warrant Unit Warrants upon exercise of the Broker Warrants) and the issuance of the Broker Warrant Unit Warrant Shares upon exercise of the Broker Warrant Unit Warrants have been duly authorized by all necessary corporate action of the Company and each of the Transaction Documents has been or at the Time of Closing will be, as applicable, duly executed and delivered by the Company and constitutes or will at the Time of Closing, as applicable, constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, provided that enforcement hereof may be limited

- 19 - by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction and that the provisions relating to indemnity, contribution, severability and waiver of contribution may be limited under Applicable Law (the “ Qualification ”) ; (qq) the execution and delivery of each of the Transaction Documents and the performance of the transactions contemplated hereby and thereby by the Company (including the issuance, sale and delivery of the Convertible Debenture Units to be issued and sold by the Company at the Time of Closing, the issuance and delivery of the Convertible Debentures and Convertible Debenture Unit Warrants comprising the Convertible Debenture Units, the issuance of the Convertible Debenture Unit Warrant Shares upon exercise of the Convertible Debenture Unit Warrants, the issuance of the Offered Shares upon conversion of the Convertible Debentures, the issuance of the Broker Warrants, the issuance and delivery of the Broker Warrant Unit Shares and Broker Warrant Unit Warrants upon exercise of the Broker Warrants) and the issuance of the Broker Warrant Unit Warrant Shares upon exercise of the Broker Warrant Unit Warrants do not and will not : (i) require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange, Securities Commission or other third party, except such as have been obtained or such as may be required (and where required prior to Closing shall be obtained by the Company prior to the Time of Closing) under Applicable Securities Laws or stock exchange regulations ; or (ii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with : A. any of the terms, conditions or provisions of the articles, by - laws or resolutions of the shareholders, directors or any committee of directors of the Company or any Subsidiary or any material indenture, agreement or instrument to which the Company or any Subsidiary is a party or by which it or they are contractually bound ; or B. any statute, rule, regulation or law applicable to the Company or any Subsidiary, including, without limitation, the Applicable Securities Laws, or any judgment, order or decree of any Governmental Authority or court having jurisdiction over the Company ; and (iii) result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any material indenture, agreement or instrument to which the Company or any Subsidiary is a party, nor give a party the right to terminate any such indenture, agreement or instrument by virtue of the application of terms, provisions or conditions in such indenture, agreement or instrument, in each case except where such breach or default would not constitute a Material Adverse Effect ; (rr) the Convertible Debentures and the Convertible Debenture Unit Warrants comprising the Convertible Debenture Units have been authorized for issuance and, at the time of their

- 20 - issuance, will have been duly and validly created and issued and outstanding as fully paid securities of the Company . The Company has the corporate power, capacity and authority to issue and sell the Convertible Debentures and the Convertible Debenture Unit Warrants and the Convertible Debentures and the Convertible Debenture Unit Warrants will not be issued in violation of or subject to any pre - emptive or contractual rights to purchase securities issued or granted by the Company ; (ss) the Convertible Debenture Shares issuable upon conversion of the Convertible Debentures and the Convertible Debenture Unit Warrant Shares have been duly reserved and allotted for issuance, and, upon the conversion or repayment of the Convertible Debentures or the exercise of the Convertible Debenture Unit Warrants and payment of the exercise price therefor, as applicable, will be duly and validly issued and outstanding as fully paid and non - assessable Common Shares in the capital of the Company . The Company has the corporate power, capacity and authority to issue the Convertible Debenture Shares and the Convertible Debenture Unit Warrant Shares and, at the time of issuance thereof, the Convertible Debenture Shares and the Convertible Debenture Unit Warrant Shares will not have been issued in violation of or subject to any pre - emptive or contractual rights to purchase securities issued or granted by the Company ; (tt) the Broker Warrants have been authorized for issuance and upon issuance will be duly created and validly issued . The Company has the corporate power, capacity and authority to issue and sell the Broker Warrants and the Broker Warrants upon issuance will not have been issued in violation of or subject to any pre - emptive or contractual rights to purchase securities issued or granted by the Company ; (uu) the Broker Warrant Unit Shares and the Broker Warrant Unit Warrants comprising the Broker Warrant Units have been duly authorized, reserved and allotted for issuance, and, upon the exercise of the Broker Warrants and payment of the exercise price therefor, (i) in the case of the Broker Warrant Unit Shares, will be duly and validly issued and outstanding as fully paid and non - assessable Common Shares in the capital of the Company, and (ii) in the case of the Broker Warrant Unit Warrants, will be duly created and validly issued . The Company has the corporate power, capacity and authority to issue the Broker Warrant Unit Shares and the Broker Warrant Unit Warrants comprising the Broker Warrant Units and, at the time of issuance thereof, the Broker Warrant Unit Shares and the Broker Warrant Unit Warrants will not have been issued in violation of or subject to any pre - emptive or contractual rights to purchase securities issued or granted by the Company ; (vv) the Broker Warrant Unit Warrant Shares have been duly authorized, reserved and allotted for issuance, and, upon the exercise of the Broker Warrant Unit Warrants and payment of the exercise price therefor, will be validly issued and outstanding as fully paid and non - assessable Common Shares in the capital of the Company . The Company has the corporate power, capacity and authority to issue the Broker Warrant Unit Warrant Shares and, at the time of issuance thereof, the Broker Warrant Unit Warrant Shares will not have been issued in violation of or subject to any pre - emptive or contractual rights to purchase securities issued or granted by the Company ; (ww) to the best of the Company’s knowledge, there is no legislation or governmental regulation which materially and adversely affect the business, assets (including intangible assets), affairs, operations, prospects, liabilities (contingent or otherwise), capital, assets,

- 21 - properties, condition (financial or otherwise) or results of operations of the Company or any Subsidiary; (xx) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares, any of the Convertible Debenture Units, the Broker Warrants, the Broker Warrant Units, the Convertible Debentures, the Warrants, the Offered Shares, or any other security of the Company has been issued or made by any Securities Commission or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the best of the Company’s knowledge, contemplated or threatened by any such authority or under any Applicable Securities Laws ; (yy) except for the Agent as provided herein, there is no person, firm or corporation acting for the Company entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder ; (zz) each of the documents forming the Disclosure Record filed by or on behalf of the Company with any Securities Commission or the Exchange, did not contain a misrepresentation, determined as at the date of filing, which has not been corrected by the filing of a subsequent document which forms part of the Disclosure Record ; (aaa) based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (together, the “ Tax Act ”) in force on the date hereof and proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Convertible Debentures, the Convertible Debenture Unit Warrants, the Convertible Debenture Shares and the Convertible Debenture Unit Warrant Shares, if issued on the date hereof, will be qualified investments for the purposes of the Tax Act for trusts governed by “registered retirement savings plans”, “registered retirement income funds”, “deferred profit sharing plans” (except in the case of the Convertible Debentures, a deferred profit sharing plan to which the Company, or an employer that does not deal at arm’s length with the Company, has made a contribution), “registered education savings plans”, “registered disability savings plans”, “tax - free savings accounts” and “first home savings accounts”, each as defined in the Tax Act, provided that at that time, in the case of (a) the Convertible Debenture Unit Warrants, neither the Company nor any person with whom the Company does not deal at arm’s length is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the applicable plan, and the Company qualifies as a “public corporation” for purposes of the Tax Act, and (b) the Convertible Debenture Shares and the Convertible Debenture Unit Warrant Shares (i) the Convertible Debenture Shares and the Convertible Debenture Unit Warrant Shares, as applicable, are listed on a “designated stock exchange” as defined in the Tax Act, or (ii) the Company qualifies as a “public corporation” for the purposes of the Tax Act ; (bbb) all scientific research and experimental development (“ SR&ED ”) tax incentives applied for by the Company or its Subsidiaries have been claimed in accordance with the Tax Act and the Company, and its Subsidiaries, have no knowledge that Canada Revenue Agency intends to, or has threatened to, disallow, reassess or reduce any SR&ED incentives applied for by or previously granted to the Company or its Subsidiaries and all SR&ED tax incentives applied for by the Company or its Subsidiaries to Governmental Authorities of Quebec are were claimed in accordance with the Taxation Act (Québec) and the Company has no knowledge that Revenu Quebec or any other Governmental

- 22 - Authority in Quebec intends to, or has threatened to, disallow, reassess or reduce any such incentives applied for by or previously granted to the Company; (ccc) the minute books and records of the Company made available to counsel for the Agent in connection with its due diligence investigation of the Company for the periods from incorporation to the date of examination thereof are all of the minute books and records of the Company and contain copies of and reflect the contents of all proceedings and meetings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Company to the date of review of such corporate records and minute books ; (ddd) with respect to each premises which is material to the Company (on a consolidated basis) and which the Company or any Subsidiary occupies as tenant (the “ Leased Premises ”), the Company or the Subsidiary (as applicable) occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and neither the Company nor any Subsidiary is in breach or violation of or in default under any of the leases pursuant to which the Company or the Subsidiary (as applicable) occupies the Leased Premises and to the best of the Company’s knowledge, such leases are in good standing and in full force and effect ; (eee) no material labour dispute with current and former employees of the Company or any of the Subsidiaries exists or is imminent; (fff) except as disclosed in the Disclosure Record, the Company and the Material Subsidiary is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged, and the Company has no reason to believe that it will not be able to renew the existing insurance coverage of the Company and the Material Subsidiary as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not, individually or in the aggregate, have a Material Adverse Effect ; (ggg) the Company and the Subsidiaries: (i) and the property, assets and operations thereof, comply in all material respects with all applicable “ Environmental Laws ” (which term means and includes, without limitation, any and all Applicable Laws relating to the environment, occupational health and safety, or any “ Environmental Activity ” (which term means and includes, without limitation, any past, present or future activity, event or circumstance by or in respect of a “ Contaminant ” (which term means and includes, without limitation, any pollutants, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter (including any of the foregoing), which is defined or described as such pursuant to any such applicable Environmental Laws), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater)) ;

- 23 - (ii) have not received any notice of any material claim, judicial or administrative proceeding, pending or, to the knowledge of the Company, threatened against, or which may materially adversely affect, the Company, the Subsidiaries or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, and the Company has no knowledge of any facts which could give rise to any such claim or judicial or administrative proceeding and, to the Company’s knowledge, neither the Company nor any Subsidiary, nor any of the property, assets or operations of either of them, is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority ; (iii) have not given or filed any notice under any federal, state, provincial, territorial or local law with respect to any Environmental Activity, except for notices filed in the ordinary course of business of the Company or a Subsidiary that do not relate to any breach, contravention or violation or potential breach, contravention or violation of any Environmental Laws ; the Company and the Subsidiaries do not have any liability (whether contingent or otherwise) in connection with any Environmental Activity ; and no notice has been given to the Company or any Subsidiary under any federal, state, provincial, territorial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting either the Company or the Subsidiaries or the property, assets, business or operations of any of them, except for notices in the ordinary course of business of the Company or a Subsidiary that do not relate to any breach, contravention or violation or potential breach, contravention or violation of any Environmental Laws ; (iv) have not stored any hazardous or toxic waste or toxic substance on the property thereof and have not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and, to the Company’s knowledge, there are no Contaminants on any of the premises at which the Company or the Subsidiaries carry on business, in each case other than in compliance with Environmental Laws ; and (v) except as disclosed in the notes to the Historical Financial Statements, are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or non - compliance with Environmental Laws ; (hhh) neither the Company nor any Subsidiary has or maintains any benefit, insurance, retirement savings or other similar plan for employees or former employees of the Company or any Subsidiary ; (iii) the forms and terms of the certificates representing the Common Shares have been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Common Shares do not and will not conflict with any Applicable Laws or the rules of the Exchange ;

- 24 - (jjj) the forms and terms of the certificates representing each of the Convertible Debentures, the Broker Warrants and the Warrants have been approved and adopted by the board of directors of the Company and do not and will not conflict with any Applicable Laws ; (kkk) TSX Trust Company, at its principal offices in Montréal, Québec, has been duly appointed as the registrar and transfer agent for the Common Shares; (lll) TSX Trust Company, at its principal offices in Montréal, Québec, has been duly appointed as Debenture Trustee pursuant to the Convertible Debenture Indenture; (mmm) the business and material property and assets of the Company and the Subsidiaries conform in all material respects to the descriptions thereof contained in the Disclosure Record ; (nnn) (A) the Company and each of the Subsidiaries possess such permits, certificates, licences, approvals, registrations, qualifications, consents and other authorizations, (collectively, “ Governmental Licences ”), issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by it in all jurisdictions in which it carries on business, that are material to the conduct of the business of the Company and the Subsidiaries (on a consolidated basis, as such business is currently conducted) ; (B) the Company and each of the Subsidiaries are in material compliance with the terms and conditions of all such Governmental Licences ; (C) all of such Governmental Licences are in good standing, valid and in full force and effect ; (D) neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation, suspension, termination or modification of any such Governmental Licences, and there are no facts or circumstances, including without limitation facts or circumstances relating to the revocation, suspension, modification or termination of any Governmental Licenses held by others, known to the Company, that could lead to the revocation, suspension, modification or termination of any such Governmental Licenses if the subject of an unfavourable decision, ruling or finding, except where such revocation, suspension, modification or termination is not in respect of a material Governmental Licence or where such revocation, suspension, modification or termination would not, individually or in the aggregate, have a Material Adverse Effect ; (E) neither the Company nor any Subsidiary is in material default with respect to filings to be effected or conditions to be fulfilled in order to maintain such Governmental Licenses in good standing ; (F) none of such Governmental Licenses contains any term, provision, condition or limitation which has or would reasonably be expected to affect or restrict in any material respect the operations or the business of the Company and the Subsidiaries (on a consolidated basis) as now carried on or proposed to be carried on ; (G) neither the Company nor any Subsidiary has reason to believe that any party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing or revoking the same in any material respect ; (ooo) all forward - looking information and statements of the Company contained in the Disclosure Record, including any forecasts and estimates, expressions of opinion, intention and expectation have been based on assumptions that are reasonable in the circumstances, and the Company has updated such forward - looking information and statements as required by and in compliance with Canadian Securities Laws ;

- 25 - (ppp) the statistical, industry and market related data included in the Disclosure Record are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data agrees with the sources from which it was derived ; (qqq) all information which has been prepared by the Company relating to the Company or any of the Subsidiaries and the business, property and liabilities thereof and provided or made available to the Agent, and all financial, marketing, sales and operational information provided to the Agent is, as of the date of such information, true and correct in all material respects, taken as whole, and no fact or facts have been omitted therefrom which would make such information materially misleading ; (rrr) (i) the responses given by the Company and its officers at all oral due diligence sessions conducted by the Agent in connection with the Offering, as they relate to matters of fact, have been and shall continue to be true and correct in all material respects as at the time such responses have been or are given, as the case may be, and such responses taken as a whole have not and shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which such responses were given or shall be given, as the case may be ; and (ii) where the responses reflect the opinion or view of the Company or its officers (including responses or portions of such responses which are forward - looking or otherwise relate to projections, forecasts, or estimates of future performance or results (operating, financial or otherwise)), such opinions or views have been and will be honestly held and believed to be reasonable at the time they are given ; (sss) the Company will have sufficient working capital to fund its operations for four to six months following the Closing Date assuming the gross proceeds of the Closing are at least $ 3 , 200 , 000 ; (ttt) other than as disclosed in the Disclosure Record, the impact of the novel coronavirus (COVID - 19 ) pandemic has not (i) resulted in any material decline in the revenues or increase in the liabilities of the Company or any of its Subsidiaries, (ii) materially adversely impacted the workforce of the Company or any of its Subsidiaries, (iii) created any material disruptions in the supply chain or distribution infrastructure of the Company or any of its Subsidiaries, or (iv) otherwise resulted in a Material Adverse Effect ; (uuu) the Company is a “Foreign Private Issuer” as such term is defined in Rule 405 promulgated under the U . S . Securities Act, and reasonably believes that there is no “Substantial U . S . Market Interest” as such term is defined under Regulation S of the U . S . Securities Act with respect to any class of securities of the Company to be offered, sold or issued hereto ; (vvv) the Company, the Subsidiaries, and each of their respective directors, officers, employees and agents and any other person acting on behalf of the Company or the Subsidiaries have not, in the course of their actions for, or on behalf of, the Company or the Subsidiaries, as applicable : (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity ; (ii) made any direct or indirect unlawful payment to any domestic government official, “foreign official” (as defined in the U . S . Foreign Corrupt Practices Act of 1977 and the rules and regulations thereunder (collectively, the “ FCPA ”) or employee from corporate funds ; (iii) violated or is in violation, of any provision of the FCPA, the Corruption of Foreign Public Officials Act (Canada) (the “ CFPOA ”) or any other applicable non - U . S . anti -

- 26 - bribery statute or regulation ; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, such foreign official or employee ; and the Company, the Subsidiaries and, to the knowledge of the Company, its and their other affiliates have conducted their businesses in compliance with the FCPA and CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith ; (www) the operations of the Company and the Subsidiaries have been conducted at all times in compliance with the applicable federal and state laws relating to terrorism or money laundering (“ Anti - Terrorism Laws ”), including the financial recordkeeping and reporting requirements of The Bank Secrecy Act of 1970 ; Executive Order No . 13224 on Terrorist Financing, effective September 24 , 2001 (the “ Executive Order ”) ; the Currency and Foreign Transactions Reporting Act of 1970 ; the Foreign Corrupt Practices Act ; the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 , Public Law 107 - 56 , the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) ; and the money laundering statutes of all jurisdictions administered or enforced by any Governmental Authority and applicable to the Company or the Subsidiaries ; (xxx) neither the Company, nor the Subsidiaries is : (i) a person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order ; (ii) a person owned or controlled by, or acting for or on behalf of, any person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order ; (iii) a person with which the Agent is prohibited from dealing or otherwise engaging in any transaction by any Anti - Terrorism Law ; (iv) a person that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order ; or (v) a person that is named as a “specially designated national and blocked person” on the most current list published by the U . S . Treasury Department Office of Foreign Assets Control (“ OFAC ”) at its official website or any replacement website or other replacement official publication of such list or any other person (including any foreign country and any national of such country) with whom the United States Treasury Department prohibits doing business in accordance with OFAC regulations ; (yyy) no action, suit or proceeding by or before any Governmental Authority or body or any arbitrator involving the Company or the Subsidiaries with respect to Anti - Terrorism Laws is pending or, to the knowledge of the Company, threatened ; (zzz) neither the Company, the Subsidiaries, nor, to the Company’s knowledge, any of their respective directors, officers, agents, employees or affiliates is currently subject to any sanctions administered or enforced by the U . S . government (including the OFAC or the U . S . Department of State and including the designation as a “specially designated national” or “blocked person”), Canadian government (including the Office of the Superintendent of Financial Institutions (Canada) pursuant to the Special Economic Measures Act (Canada)), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “ Sanctions ”) ; and the Company will not directly or indirectly use the proceeds from the sale of the Convertible Debenture Units, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that currently is the subject to any Sanctions or in any other manner that will result in a

- 27 - violation by any person (including any person participating in the transaction whether as initial purchaser, advisor, investor or otherwise) of Sanctions; (aaaa) the information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases used by the Company and the Material Subsidiary (collectively, “ IT Systems and Data ”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and the Material Subsidiary, as applicable, as currently conducted, to the knowledge of the Company, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not, individually or in the aggregate, have a Material Adverse Effect ; (bbbb) each of the Company and the Material Subsidiary has implemented and maintain commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data, including Personal Data, used in connection with their businesses . To the knowledge of the Company, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been or could be remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same ; (cccc) each of the Company and the Material Subsidiary has taken commercially reasonable steps (including implementing and monitoring compliance with respect to technical and physical security) consistent with industry standards, to ensure that the Personal Data are protected against damage, loss and against unauthorized access, use, modification, disclosure or other misuse, including for the purpose of protecting the Company and the Subsidiaries systems from infection by any disabling codes or instructions or any “back door”, “time bomb”, “Trojan horse”, “worm”, “drop dead device”, “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of the technology or information systems of the Company or the Material Subsidiary, access by unauthorized persons, or access by authorized persons that exceeds the person’s authorization), performing and documenting its risk assessment and management procedures, and conforming with industry standards pertaining to secure programming techniques ; (dddd) to the knowledge of the Company, there is no outstanding material complaint to, or any material proceeding or claim against, the Company or the Subsidiaries initiated by any private person or any Governmental Authority, with respect to any Personal Data ; (eeee) to the knowledge of the Company, there has been no unauthorized access to or other misuse of information technology assets or Personal Data ; (ffff) other than as disclosed in the Disclosure Record, no relationship, direct or indirect, exists between or among any of the Company or any affiliate of the Company, on the one hand, and any insider of the Company or any affiliate of the Company, on the other hand, which is required by Applicable Securities Laws to be disclosed by the Company under Applicable Laws, which is not so disclosed ; (gggg) the Company has not received, and has no knowledge of, any material adverse information relating to the motion received from the Autorité des marchés financiers (the

- 28 - “ AMF ”), as announced on February 17, 2023, or the investigation being conducted by the AMF in the context of Applicable Securities Laws; (hhhh) to the best of the Company’s knowledge, except as disclosed in the Disclosure Record, no person or group of persons who are “joint actors” (within the meaning of Canadian Securities Laws) legally or beneficially owns, or has control or direction over, 10 % or more of the outstanding Common Shares ; (iiii) to the best of the Company’s knowledge, since January 1 , 2018 , the Company has not sold or issued its securities to any persons who had knowledge of material non - public information regarding the Company in breach of Applicable Securities Laws ; and (jjjj) all Convertible Debenture Shares issued after four months from the Closing Date upon any repayment of the Convertible Debentures will be freely - tradeable Common Shares that are not subject to any hold period under Canadian Securities Laws, subject to limitations on control block distributions in National Instrument 45 - 106 – Prospectus Exemptions . 8. Covenants of the Company The Company covenants and agrees with the Agent and the Purchasers, and acknowledges that each of them is relying on such covenants in connection with the purchase by the Purchasers of Convertible Debenture Units, as applicable, that the Company : (a) Will, until the Closing, advise the Agent, promptly after receiving notice or obtaining knowledge thereof, of : (i) the issuance by any Securities Commission of any order suspending or preventing the Offering ; (ii) any correspondence received by the AMF relating to the Offering or otherwise adverse to the Company ; (iii) the institution, threatening or contemplation of any proceeding for any order suspending or preventing the Offering ; or (iv) any requests made by any Securities Commission for additional information in connection with the Offering, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof promptly ; (b) until the Survival Limitation Date, will use its commercially reasonable efforts to remain, and to cause the Material Subsidiary to remain, a corporation validly subsisting under the laws of its jurisdiction of incorporation, and to be duly licensed, registered or qualified as an extra - provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and to carry on its business in the ordinary course and in compliance in all material respects with all Applicable Laws, rules and regulations of each such jurisdiction ; (c) until the Survival Limitation Date, except to the extent that the Company participates in a takeover bid, merger, arrangement, amalgamation, liquidation or other similar business combination or sale transaction, will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws of each of the Reporting Provinces where it is a reporting issuer which have such a concept and will comply with all of its obligations under Applicable Laws ;

- 29 - (d) except to the extent that the Company participates in a takeover bid, merger, arrangement, amalgamation, liquidation or other similar business combination or sale transaction, will use its commercially reasonable efforts (including, without limitation, making application to the Securities Commissions of each Reporting Province for all consents, orders and approvals necessary) to maintain the listing of the Common Shares on the Exchange, the NASDAQ or such other recognized stock exchange or quotation system as the Agent may approve, acting reasonably, until the Survival Limitation Date ; (e) will use its commercially reasonable efforts to ensure that the Offered Shares and any Common Shares issuable upon repayment of the Convertible Debentures are, when issued, listed and posted for trading on the Exchange ; (f) will apply the net proceeds from the issue and sale of the Convertible Debenture Units as set forth in the Subscription Agreements; (g) will promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Agent may reasonably require from time to time for the purpose of giving effect to the Transaction Documents and the Company will use its commercially reasonable efforts to implement to their full extent the provisions, and to satisfy the conditions, of each of the Transaction Documents ; (h) will forthwith notify the Agent of any breach of any covenant of this Agreement or any other Transaction Document, or any Ancillary Documents, by any party thereto, or upon it becoming aware that any representation or warranty of the Company contained in this Agreement or any other Transaction Document or any Ancillary Document, is or has become untrue or inaccurate in any material respect ; (i) will not, at any time prior to the closing of the Offering, halt the trading of the Common Shares on the Exchange or the NASDAQ without the prior consent of the Agent, except in the normal course prior to the issuance of any material press release ; (j) will make available management of the Company for meetings with investors as scheduled by the Agent at the discretion of the Agent upon reasonable notice to the Company, until the date this is four months after the date of this Agreement ; (k) will fulfil or cause to be fulfilled, at or prior to the Time of Closing, each of the conditions applicable to the Company set out in Section 9 that are within its control (unless waived by the Agent) ; (l) will ensure that, at the Time of Closing, the Convertible Debentures, the Convertible Debenture Unit Warrants and the Broker Warrants are duly and validly created, authorized and issued on payment of the purchase price therefor and have attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements ; (m) will ensure that at all times a sufficient number of Convertible Debenture Shares, Convertible Debenture Unit Warrant Shares, Broker Warrant Unit Shares and Broker Warrant Unit Warrant Shares are duly and validly allotted and reserved for issuance upon the respective exercise or deemed exercise or conversion (as applicable) of the Convertible Debentures, the Convertible Debenture Unit Warrants, the Broker Warrants and the Broker Warrant Unit Warrants ;

- 30 - (n) will ensure that, upon conversion of the Convertible Debentures, the Convertible Debenture Shares are duly and validly issued as fully paid and non - assessable Common Shares in the capital of the Company ; (o) will ensure that, upon exercise of the Convertible Debenture Unit Warrants and the payment of the exercise price therefor, the Convertible Debenture Unit Warrant Shares are duly and validly issued as fully paid and non - assessable Common Shares in the capital of the Company ; (p) will ensure that, upon exercise of the Broker Warrants, the Broker Warrant Unit Shares are duly and validly issued as fully paid and non - assessable Common Shares in the capital of the Company and the Broker Warrant Unit Warrants are duly created and issued as fully paid securities of the Company ; (q) will ensure that, upon exercise of the Broker Warrant Unit Warrants, the Broker Warrant Unit Warrant Shares are duly and validly issued as fully paid and non - assessable Common Shares in the capital of the Company ; (r) in connection with the issuance of the Convertible Debenture Units, will execute and file with the Securities Commissions all forms, notices and certificates required to be filed pursuant to Canadian Securities Laws in the Selling Jurisdictions within prescribed time periods ; and (s) will consult in good faith with the Agent as to the content and form of any press release relating to the Offering and will, if so requested by the Agent, include a reference to the Agent and its role in the Offering in such press release . 9. Conditions of Closing The obligation of the Purchasers to purchase the Convertible Debenture Units at the Time of Closing on the Closing Date shall be subject to the following: (a) The Agent will receive at the Time of Closing a legal opinion addressed to the Agent and its counsel dated and delivered the Closing Date from the Company’s counsel, Osler, Hoskin & Harcourt LLP, and from local counsel where appropriate (in respect of matters governed by laws of the Selling Jurisdictions where the Company’s counsel is not qualified to practice), in each case in form and substance satisfactory to the Agent and its counsel, acting reasonably, with respect to the following matters : (i) the Company is a corporation existing under the Canada Business Corporations Act ; (ii) there are no restrictions on the corporate power and capacity of the Company to own property and assets and to carry on business; (iii) the authorized capital of the Company consists of an unlimited number of Common Shares; (iv) the Convertible Debentures and Convertible Debenture Unit Warrants comprising the Convertible Debenture Units have been validly created and issued ;

- 31 - (v) all necessary corporate action has been taken by the Company to reserve for issuance and authorize the issue of the Common Shares issuable upon conversion of the Convertible Debentures and, upon issuance in accordance with the terms of the Convertible Debenture Indenture, such Common Shares will be validly issued as fully paid and non - assessable Common Shares in the capital of the Company ; (vi) all necessary corporate action has been taken by the Company to reserve for issuance and authorize the issue of the Convertible Debenture Unit Warrant Shares and, upon the issue thereof upon the due exercise of the Convertible Debenture Unit Warrants in accordance with the terms of the Warrant Certificates, the Convertible Debenture Unit Warrant Shares will be validly issued as fully paid and non - assessable Common Shares in the capital of the Company ; (vii) the Broker Warrants have been validly created and issued; (viii) all necessary corporate action has been taken by the Company to reserve for issuance and authorize the issue of the Broker Warrant Unit Shares and, upon the issue thereof upon the due exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates, the Broker Warrant Unit Shares will be validly issued as fully paid and non - assessable Common Shares in the capital of the Company ; (ix) all necessary corporate action has been taken by the Company to authorize the creation and issue of the Broker Warrant Unit Warrants and, upon the issue thereof upon the due exercise of the Broker Warrants in accordance with the terms of the Broker Warrant Certificates, the Broker Warrant Unit Warrants will be validly created and issued ; (x) all necessary corporate action has been taken by the Company to reserve for issuance and authorize the issue of the Broker Warrant Unit Warrant Shares and, upon the issue thereof upon the due exercise of the Broker Warrant Unit Warrants in accordance with the terms of the certificates representing the Broker Warrant Unit Warrants, the Broker Warrant Unit Warrant Shares will be validly issued as fully paid and non - assessable Common Shares in the capital of the Company ; (xi) the form of certificates representing the Convertible Debenture Unit Warrants and the form of certificates representing the Broker Warrants has been duly approved by the Company and comply in all material respects with the Canada Business Corporations Act ; (xii) the Company has the corporate power and capacity to : (i) execute and deliver the Transaction Documents and perform its obligations thereunder ; (ii) issue the Convertible Debentures and Convertible Debenture Unit Warrants comprising the Convertible Debenture Units ; (iii) issue the Common Shares issuable upon conversion or repayment of the Convertible Debentures ; (iv) issue the Common Shares issuable upon exercise of the Convertible Debenture Unit Warrants ; (v) issue the Broker Warrants ; (vi) issue the Broker Warrant Unit Shares issuable upon exercise of the Broker Warrants ; (v) issue the Broker Warrant Unit

- 32 - Warrants issuable upon exercise of the Broker Warrants ; and (vi) issue the Broker Warrant Unit Warrant Shares issuable upon exercise of the Broker Warrant Unit Warrants ; (xiii) the execution and delivery by the Company of the Transaction Documents and the performance by the Company of its obligations under the Transaction Documents have been duly authorized by all necessary corporate action on the part of the Company, and each of the Transaction Documents has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of, and is enforceable against, the Company in accordance with its terms ; (xiv) the execution and delivery by the Company of the Transaction Agreements and the performance by the Company of its obligations under the Transaction Agreements, the sale of the Convertible Debenture Units, the creation and issuance of the Convertible Debentures and the Convertible Debenture Unit Warrants, the issuance and delivery of the Convertible Debenture Shares upon conversion or repayment of the Convertible Debentures, the issuance and delivery of the Convertible Debenture Unit Warrant Shares upon the exercise of the Convertible Debenture Unit Warrants, the creation and issuance of the Broker Warrants, the issuance and delivery of the Broker Warrant Unit Shares upon the exercise of the Broker Warrants, the creation and issuance of the Broker Warrant Unit Warrants upon the exercise of the Broker Warrants, and the issuance and delivery of the Broker Warrant Unit Warrant Shares upon the exercise of the Broker Warrant Unit Warrants, do not and will not (as the case may be) result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of : (A) the Canada Business Corporations Act ; or (B) the articles and by - laws of the Company ; (xv) TSX Trust Company has been duly appointed as the transfer agent and registrar for the Common Shares; (xvi) TSX Trust Company has been duly appointed as the debenture trustee for the Convertible Debentures; (xvii) the issuance and sale by the Company of the Convertible Debentures and Convertible Debenture Unit Warrants comprising the Convertible Debenture Units to the Purchasers in the applicable Provinces of Canada in accordance with the Subscription Agreements and this Agreement is exempt from the prospectus requirements of Canadian Securities Laws of such Provinces and no prospectus is required nor are other documents required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents, orders or authorizations obtained by the Company under the Canadian Securities Laws of such Provinces to permit such issuance and sale ; (xviii) the issuance of Common Shares upon the conversion or maturity of the Convertible Debentures to holders of the Convertible Debentures in the applicable Provinces of Canada pursuant to and in accordance with the terms of the Convertible Debenture Indenture is exempt from the prospectus requirements of Canadian Securities Laws of such Provinces of Canada and no prospectus is required nor are other documents required to be filed, proceedings taken or

- 33 - approvals, permits, consents, orders or authorizations obtained under the Canadian Securities Laws of such Provinces to permit such issuances; (xix) the issuance of the Convertible Debenture Unit Warrant Shares to holders of Convertible Debenture Unit Warrants in the applicable Provinces of Canada pursuant to and in accordance with the terms of the Warrant Certificates is exempt from the prospectus requirements of Canadian Securities Laws of such Provinces of Canada and no prospectus is required nor are other documents required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations obtained under the Canadian Securities Laws of such Provinces to permit such issuances ; (xx) the issuance and sale by the Company of the Broker Warrants to the Agent in accordance with this Agreement is exempt from the prospectus requirements of Canadian Securities Laws of the applicable Province of Canada and no prospectus is required nor are other documents required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents, orders or authorizations obtained by the Company under the Canadian Securities Laws of such Province to permit such issuance and sale ; (xxi) the issuance of the Broker Warrant Unit Shares and the Broker Warrant Unit Warrants to holders of Broker Warrants in the applicable Provinces of Canada pursuant to and in accordance with the terms of the Broker Warrants is exempt from the prospectus requirements of Canadian Securities Laws of such Provinces of Canada and no prospectus is required nor are other documents required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations obtained under the Canadian Securities Laws of such Provinces to permit such issuances ; (xxii) the issuance of the Broker Warrant Unit Warrant Shares to holders of Broker Warrant Unit Warrants in the applicable Provinces of Canada pursuant to and in accordance with the terms of the Broker Warrant Unit Warrants is exempt from the prospectus requirements of Canadian Securities Laws of such Provinces of Canada and no prospectus is required nor are other documents required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations obtained under the Canadian Securities Laws of such Provinces to permit such issuances ; (xxiii) that no other documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the Canadian Securities Laws of the applicable Provinces of Canada to permit a holder of Convertible Debentures, Convertible Debenture Shares, Convertible Debenture Unit Warrants, Convertible Debenture Unit Warrant Shares, Broker Warrants, Broker Warrant Unit Shares, Broker Warrant Unit Warrants or Broker Warrant Unit Warrant Shares to trade such securities, either through registrants or dealers registered under the Canadian Securities Laws of the applicable Provinces of Canada who comply with such securities laws or in circumstances where the registration requirements of the Canadian Securities Laws of the applicable Provinces of Canada do not apply or there is an exemption therefor, provided that

- 34 - four months have lapsed since the Closing Date, subject to the usual qualifications; (xxiv) based on the provisions of the Tax Act in force on the date hereof and proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Convertible Debentures, the Convertible Debenture Unit Warrants, the Convertible Debenture Shares and the Convertible Debenture Unit Warrant Shares, if issued on the date hereof, will be qualified investments for the purposes of the Tax Act for trusts governed by “registered retirement savings plans”, “registered retirement income funds”, “deferred profit sharing plans” (except in the case of the Convertible Debentures, a deferred profit sharing plan to which the Company, or an employer that does not deal at arm’s length with the Company, has made a contribution), “registered education savings plans”, “registered disability savings plans”, “tax - free savings accounts” and “first home savings accounts”, each as defined in the Tax Act, provided that at that time, in the case of (a) the Convertible Debenture Unit Warrants neither the Company nor any person with whom the Company does not deal at arm’s length is an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the applicable plan, and the Company qualifies as a “public corporation” for purposes of the Tax Act ; and (b) the Convertible Debenture Shares and the Convertible Debenture Unit Warrant Shares(i) the Convertible Debenture Shares and the Convertible Debenture Unit Warrant Shares, as applicable, are listed on a “designated stock exchange” as defined in the Tax Act, or (ii) the Company qualifies as a “public corporation” for purposes of the Tax Act ; (xxv) the Company is a “reporting issuer”, or its equivalent, in each of the Provinces of Canada where Convertible Debenture Units have been distributed, and it is not listed as in default of any requirement of the Canadian Securities Laws on the lists maintained by the Securities Commissions in such Provinces of Canada ; (xxvi) the Exchange has conditionally approved the listing of the Common Shares issuable upon conversion of the Convertible Debentures, the Convertible Debenture Unit Warrant Shares, the Broker Warrant Unit Shares and the Broker Warrant Unit Warrant Shares, subject only to the satisfaction by the Company of the Standard Listing Conditions ; and (xxvii) as to all other legal matters reasonably requested by counsel to the Agent prior to the Time of Closing. In connection with such opinion, counsel to the Company may rely on the opinions of local counsel in the Selling Jurisdictions acceptable to counsel to the Agent, acting reasonably, as to the distribution of securities contemplated by this Section 9 (a) or opinions may be given directly by local counsel of the Company with respect to those items and as to other matters governed by the laws of jurisdictions other than the province or provinces in which the Company’s Canadian counsel are qualified to practice and may rely, to the extent appropriate in the circumstances and only as to matters of fact, on certificates of officers of the Company and others ; (b) the Agent shall have received a certificate dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company or any other senior

- 35 - officer(s) of the Company as may be acceptable to the Agent, in form and content satisfactory to the Agent’s counsel, acting reasonably, with respect to: (i) the articles and by - laws of the Company; (ii) the resolutions of the Company’s board of directors relevant to the issue and sale of the Convertible Debenture Units to be issued and sold by the Company, the allotment and reservation of the Broker Warrant Units, the Convertible Debentures, the Warrants and the Offered Shares and the authorization of this Agreement and the other Transaction Documents ; and (iii) the incumbency and signatures of signing officers of the Company; the Agent shall have received a certificate of compliance dated within one Business Day of the Closing Date, in respect of the Company; (c) (d) the Company shall deliver to the Agent, at the Time of Closing, certificates dated the Closing Date addressed to the Agent and signed by the Chief Executive Officer of the Company and the Chief Financial Officer of the Company, or such other senior officer(s) of the Company as may be acceptable to the Agent, certifying for and on behalf of the Company and without personal liability, after having made due enquiries, to the effect that : (i) the Company has complied in all material respects with all the covenants and satisfied all the terms and conditions of this Agreement and the other Transaction Documents on its part to be complied with and satisfied at or prior to the Time of Closing ; (ii) the representations and warranties of the Company contained herein are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as at the Time of Closing with the same force and effect as if made on and as at the Time of Closing after giving effect to the transactions contemplated hereby ; (iii) to the knowledge of such persons, no order, ruling or determination having the effect of ceasing the trading of the Common Shares or suspending the offering or sale of the Convertible Debenture Units, the Broker Warrant Units, the Convertible Debentures, the Warrants or the Offered Shares to be issued by the Company has been issued and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened ; (iv) there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Disclosure Record which fact or change is, or may be, of such a nature as to render any statement in the Disclosure Record misleading or untrue in any material respect or which would result in a misrepresentation in the Disclosure Record or which would result in the Disclosure Record not complying with Canadian Securities Laws ; and

- 36 - (v) such other matters as the Agent may reasonably request prior to the Time of Closing; (e) the Agent shall have received copies of correspondence indicating that the Company has obtained all necessary approvals and made the necessary notifications, as applicable, for the Offered Shares to be listed on the Exchange and on the NASDAQ, subject only to the Standard Listing Conditions ; (f) the representations and warranties of the Company contained in this Agreement will be true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) at and as of the Time of Closing on the Closing Date, as if such representations and warranties were made at and as of such time and all agreements, covenants and conditions required by this Agreement to be performed, complied with or satisfied by the Company will have been performed, complied with or satisfied prior to that time ; (g) the absence of any misrepresentations in the Disclosure Record or undisclosed material change or material fact relating to the Company or the Convertible Debenture Units, the Broker Warrants, the Convertible Debentures, the Warrants or the Offered Shares ; (h) the Agent shall have completed its due diligence review of the Company and its Subsidiaries to its satisfaction; (i) the Agent shall have received a certificate from TSX Trust Company as to the number of Common Shares issued and outstanding as at the date immediately prior to the Closing Date ; (j) the Agent will have received such other certificates, opinions, agreements or closing documents in form and substance reasonably satisfactory to the Agent as the Agent may reasonably request prior to the Time of Closing ; and (k) each of the Company’s officers, directors and insiders (each, a “ Locked - Up Shareholder ”), will not (and will execute an agreement in favour of the Agent, prior to or concurrent with the entering into of the Agency Agreement, pursuant to which each will covenant and agree not to), for a period of 120 days following the Closing Date, without the prior written consent of the Agent (not to be unreasonably withheld or delayed), directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other securities of the Company (any such securities being “ Locked - Up Securities ”), except, as applicable, in conjunction with : (a) the exercise of previously issued options or other convertible securities, (b) transfers among a Locked - Up Shareholder’s affiliates for tax or other planning purposes, (c) a tender or sale by a shareholder of securities of the Company in or pursuant to a take - over bid or similar transaction involving a change of control of the Company, (d) a bona fide pledge of up to

- 37 - 10.0 million shares by P. Peter Pascali, or (e) dispositions by P. Peter Pascali of up to 4.0 million shares pursuant to an automatic disposition plan. 10. Closing The closing of the purchase and sale of the Convertible Debenture Units shall be completed via electronic exchange at the Time of Closing. At the Time of Closing: (a) the Company will deliver to the Agent, or as the Agent may direct, (i) one or more certificates in definitive form representing each of the Convertible Debentures, the Convertible Debenture Unit Warrants and the Broker Warrants, or (ii) in lieu of any of the foregoing, a direct deposit of such securities, as applicable, into the non - certificated inventory system of CDS, in each case registered in the name of “CDS & Co . ” or in such other name or names as the Agent may notify the Company in writing not less than 24 hours prior to the Time of Closing, and (iii) all further documentation as may be contemplated in this Agreement or as counsel to the Agent may reasonably require ; against payment by the Agent to the Company of the aggregate purchase price for the Convertible Debenture Units being issued and sold under this Agreement, net of the Cash Fee and the Agent’s expenses contemplated in Section 14 of this Agreement, by certified cheque, bank draft or wire transfer payable to or as directed by the Company not less than 48 hours prior to the Time of Closing ; and (b) the Company shall make all necessary arrangements for the exchange of any such definitive certificates, on the date of delivery, at the principal offices of the registrar of the Company in the City of Montréal for certificates representing the Convertible Debenture Units and the Convertible Debenture Unit Warrants in such amounts and registered in such names as shall be designated by the Agent not less than 48 hours prior to the Time of Closing . The Company shall pay all fees and expenses payable to or incurred by the registrar of the Company in connection with the preparation, delivery, certification and exchange of any definitive certificates contemplated by this Section 10 and the fees and expenses payable to or incurred by the registrar of the Company in connection with such additional transfers required in the course of the distribution of the Convertible Debenture Units and the Convertible Debenture Unit Warrants, which fees and expenses may be deducted by the Agent from the aggregate gross proceeds of the Offering . 11. Restrictions on Further Issues or Sales During the period commencing on the date of this Agreement and ending 120 days following the Closing Date, the Company agrees that it will not, directly or indirectly, issue any Common Shares or other equity or debt securities or other financial instruments convertible or exercisable into Common Shares or other equity securities, or announce any intention to do so (other than for purposes of any share option plan of the Company as it currently exists), without the prior written consent of the Agent, such consent not to be unreasonably withheld or delayed . Notwithstanding the foregoing, the Company may issue Common Shares or other equity securities or other financial instruments exercisable, convertible or exchangeable into Common Shares or other equity securities (a) pursuant to (i) the issuance and sale of the Convertible Debenture Units, the issuance of the Convertible Debenture Shares upon the conversion of the Convertible Debentures, the issuance of the Convertible Debenture Unit Warrants and the issuance of the Convertible Debenture Unit Warrant Shares upon the exercise of the Convertible Debenture Unit Warrants, and (ii) the issuance of the Broker Warrants, the issuance of Broker Warrant Unit Shares and the

- 38 - Broker Warrant Unit Warrants upon exercise of the Broker Warrant Units and the issuance of the Broker Warrant Unit Warrant Shares upon the exercise of the Broker Warrant Unit Warrant Shares, (b) pursuant to the grant or exercise of equity - based compensation awards and other similar issuances pursuant to any equity - based compensation plan or similar arrangements that is in place on the date hereof, (c) pursuant to the exercise, conversion or exchange of securities of the Company which, by their terms, are exercisable, convertible or exchangeable and which were outstanding prior to the Closing Date, (d) pursuant to any obligations of the Company in respect of agreements existing on the date hereof, or (e) in connection with an acquisition merger, business combination, tender offer, take - over bid, arrangement, asset purchase transaction, joint venture or similar transaction undertaken in the normal course of business . 12. Indemnification by the Company (a) The Company shall fully indemnify and save harmless the Agent and its affiliates and their respective directors, officers, employees, shareholders, partners, advisors and agents and each other person, if any, controlling any of the Agent or its affiliates (collectively, the “ Indemnified Parties ” and individually an “ Indemnified Party ”) from and against any and all liabilities, claims (including securityholder actions, derivative or otherwise), actions, losses (excluding loss of profits), costs, damages and expenses (including the aggregate amount paid in settlement of any action, suit, proceeding, investigation or claim) and the reasonable fees and expenses of their counsel (collectively, “ Losses ”) that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “ Claims ” and individually, a “ Claim ”) to which any Indemnified Party may become subject or otherwise involved in any capacity insofar as the Losses and/or Claims relate to, are caused by, result from, arise out of or are in consequence of, or are in connection with, directly or indirectly : (i) the breach of any representation or warranty of the Company made in any Transaction Document or Ancillary Document or the failure of the Company to comply with any of its covenants or other obligations in any Transaction Document or Ancillary Document or to satisfy any conditions contained in any Transaction Document or Ancillary Document required to be satisfied by the Company or any omission or alleged omission to state in any Transaction Document or Ancillary Document any fact required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made ; (ii) any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agent and furnished in writing by the Agent to the Company) contained in any document or material filed or delivered on behalf of the Company pursuant to this Agreement or the other Transaction Documents, preventing or restricting the trading in or the sale or distribution of the Convertible Debenture Units, the Convertible Debentures, the Convertible Debenture Shares, the Convertible Debenture Unit Warrants, the Convertible Debenture Unit Warrant Shares, the Broker Warrants, the Broker Warrant Units, the Broker Warrant Unit Shares, the

- 39 - Broker Warrant Unit Warrants, the Broker Warrant Unit Warrant Shares or any other securities of the Company; (iii) the non - compliance or alleged non - compliance by the Company with any Canadian Securities Laws or other regulatory requirements including the Company’s non - compliance with any statutory requirement to make any document available for inspection ; or (iv) any misrepresentation or alleged misrepresentation relating to the Offering or the Disclosure Record, whether oral or written and whether made during and in connection with the Offering, where such misrepresentation may give or gives rise to any other liability under any statute in any jurisdiction which is in force on the date of this Agreement . (b) If any Claim contemplated by this Section 12 shall be asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this Section 12 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Company as soon as possible of the nature of such Claim (provided that any failure to so notify in respect of any Claim or potential Claim shall affect the liability of the Company under this Section 12 only to the extent that the Company is materially and adversely prejudiced by such failure) . The Company shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any such Claim ; provided that the defence shall be through legal counsel selected by the Company and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Company or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Company, such consent not to be unreasonably withheld . If such defence is assumed by the Company, the Company throughout the course thereof will provide copies of all relevant documentation to the Agent, will keep the Agent advised of the progress thereof and will discuss with the Agent all significant actions proposed . An Indemnified Party shall have the right to employ separate counsel in any such Claim and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless : (i) the Company fails to assume the defence of such Claim on behalf of the Indemnified Party within 15 days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Company; or (iii) the named parties to any such Claim (including any added or third parties) include the Indemnified Party and the Company and the Indemnified Party shall have been advised by counsel that representation of the Indemnified Party by counsel for the Company is inappropriate as a result of the potential or actual conflicting interests of those represented or that there may be legal defences available to the Indemnified Party or Indemnified Parties which are different from or in addition to those available to the Company or that the subject matter of the Claim may not fall within the foregoing indemnity ; in each of which cases the Company shall not have the right to assume the defence of such Claim on behalf of the Indemnified Party, but the Company shall be liable to pay the reasonable fees and disbursements of counsel for such Indemnified Parties as well as the

- 40 - reasonable costs and out - of - pocket expenses of the Indemnified Party (including an amount to reimburse the Agent at its normal per diem rates for time spent by their respective directors, officers, employees or shareholders) . Notwithstanding anything set forth herein, in no event shall the Company be liable for the fees or disbursements of more than one firm of legal counsel for all Indemnified Parties in a particular jurisdiction . (c) The Company hereby acknowledges and agrees that, with respect to Sections 12 and 13 hereof, the Agent is contracting on their own behalf and as agents for their affiliates, directors, officers, employees, advisors, agents and each other person, if any, controlling any of the Agent or its affiliates, and their respective directors, officers, employees, advisors and agents (collectively, the “ Beneficiaries ”) . In this regard, the Agent shall act as trustee for the Beneficiaries of the covenants of the Company under Sections 12 and 13 hereof with respect to the Beneficiaries and accepts these trusts and shall hold and enforce such covenants on behalf of the Beneficiaries . (d) The Company agrees to waive any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity . The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or any person asserting Claims on behalf of or in right of the Company for or in connection with the Offering except to the extent any Losses suffered by the Company are determined by a court of competent jurisdiction in a final judgment that has become non - appealable to have resulted from the fraud, gross negligence, illegal acts or wilful misconduct of such Indemnified Party . (e) Notwithstanding anything to the contrary contained herein, the indemnity in this Section 12 shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non - appealable shall determine that such Losses to which the Indemnified Party may be subject were caused by the fraud, gross negligence, illegal acts or wilful misconduct of the Indemnified Party . (f) The Company agrees that in case any legal proceeding or investigation shall be brought or initiated against the Company and/or the Agent by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, in connection with the transactions contemplated by this Agreement, and if the Company and/or the Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Agent, the Indemnified Parties shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Agent for time spent by the Indemnified Parties in connection therewith) and out - of - pocket expenses incurred by Indemnified Parties in connection therewith shall be paid by the Company as they occur . (g) The rights to indemnification provided in this Section 12 shall be in addition to and not in derogation of any other rights which the Agent or any other Indemnified Party may have by statute or otherwise at law .

- 41 - 13. Contribution (a) In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 12 hereof would otherwise be available in accordance with its terms but is, for any reason held to be illegal, unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Agent and the Company shall contribute to the aggregate of all Losses of the nature contemplated in Section 12 hereof and suffered or incurred by the Indemnified Parties in the following proportions : (i) the relative benefits received by the Agent, on the one hand (being the Cash Fee), and the relative benefits received the Company on the other hand (being the gross proceeds derived from the sale of the Convertible Debenture Units less the Cash Fee) ; (ii) the relative fault of the Company on the one hand and the Agent on the other hand ; and (iii) relevant equitable considerations ; provided that the Company shall in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any excess of such amount over the amount of the Cash Fee actually received by the Agent or any other Indemnified Party under this Agreement and further provided that the Agent shall not in any event be liable to contribute, in the aggregate, any amount in excess of the total Cash Fee or any portion thereof actually received by the Agent . However, no party who has engaged in any fraud, gross negligence, illegal acts, or wilful misconduct shall be entitled to claim contribution from any person who has not engaged in such fraud, gross negligence, illegal acts or wilful misconduct . (b) The rights to contribution provided in this Section 13 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law . (c) If an Indemnified Party has reason to believe that a claim for contribution may arise, the Indemnified Party shall give the Company notice thereof in writing, but failure to so notify shall not relieve the Company of any obligation which it may have to the Indemnified Party under this Section 13 provided that the Company is not materially and adversely prejudiced by such failure, and the right of the Company to assume the defence of such Indemnified Party shall apply as set out in Section 12 hereof, mutatis mutandis . 14. Fees and Expenses Whether or not the purchase and sale of the Convertible Debenture Units shall be completed, all fees and expenses (including HST, if applicable) of or incidental to the creation, issuance and delivery of the Convertible Debenture Units and of or incidental to all matters in connection with the transactions herein set out shall be borne by the Company including, without limitation : (a) all expenses of or incidental to the creation, issue, sale or distribution of Convertible Debenture Units; (b) the fees and expenses of the auditors, counsel to the Company and all local counsel (including HST on all of the foregoing); and (c) the reasonable out - of - pocket expenses of the Agent, including the reasonable fees of the Agent’s counsel, with such expenses to be paid by the Company at the Time of Closing or at any other time requested by the Agent and provided that the fees of the Agent’s counsel shall be limited to [redacted] plus disbursements and taxes (collectively, the

- 42 - “ Agent’s Expenses ”) shall be payable by the Company immediately upon receiving an invoice therefor from the Agent. 15. All Terms to be Conditions The Company agrees that the conditions contained in Section 9 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company and that it will use its reasonable best efforts to cause all such conditions to be complied with . Any breach or failure to comply with any of the conditions set out in Section 9 shall entitle the Agent to terminate this Agreement by written notice to that effect given to the Company at or prior to the Time of Closing . It is understood that the Agent may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agent in respect of any such terms and conditions or any other or subsequent breach or non - compliance, provided that to be binding on the Agent any such waiver or extension must be in writing . 16. Termination by Agent in Certain Events (a) The Agent shall also be entitled to terminate its obligation under this Agreement by written notice to that effect given to the Company at or prior to the Time of Closing if: (i) any order, action or proceeding which cease trades, suspends or otherwise operates to prevent, prohibit or restrict the distribution or trading of the Common Shares, securities of the Company or any other securities of the Company is made or proceedings are announced, commenced or threatened for the making of any such order, action or proceeding by a securities regulatory authority ; (ii) there should occur any material change, change of a material fact, occurrence, event, fact or circumstance or any development or a new material fact shall arise which has or would be expected to have, in the sole opinion of the Agent, acting reasonably and in good faith, a material adverse effect on the business, operations, affairs or financial condition of the Company or its subsidiaries, taken as a whole, or on the market price, value or marketability of the securities of the Company ; (iii) any inquiry, action, suit, investigation or other proceeding, whether formal or informal (including matters of regulatory transgression or unlawful conduct), is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the Exchange or any securities regulatory authority or any law or regulation is enacted or changed which would cease trading in the Company’s securities or, in the opinion of the Agent, acting reasonably and in good faith, operates to prevent or restrict materially the trading or distribution of the securities of the Company or materially adversely affects or will materially adversely affect the market price, value or marketability of the securities of the Company ; (iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including any natural catastrophe) or any outbreak or escalation of national or international hostilities or any crisis or calamity or act of terrorism or

- 43 - similar event or any governmental action, change of applicable law or regulation (or the interpretation or administration thereof), inquiry or other occurrence of any nature whatsoever, including by a result of the novel coronavirus (COVID - 19 ) pandemic only to the extent that there are material adverse impacts related thereto after the date hereof, which, in each case, in the opinion of such Agent, imminently seriously adversely affects, or involves, or might reasonably be expected to imminently seriously adversely affect, or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Company and its subsidiaries (taken as a whole) ; (v) the Company is in breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Company in this Agreement becomes or is false in any respect and cannot be cured ; (vi) the Agent shall become aware, as a result of their due diligence review or otherwise, of any adverse material change with respect to the Company (in the sole opinion of the Agent, acting reasonably) which had not been publicly disclosed or disclosed to the Agent prior to the date hereof and which would have a material adverse effect or the market price or value of the Convertible Debenture Units ; (vii) the Agent determines, acting reasonably, that the state of the financial markets, whether national or international, is such that the Convertible Debenture Units cannot be profitably marketed ; or (viii) the Agent and the Company agree in writing to terminate this Agreement. If this Agreement is terminated by any of the Agent pursuant to Section 16 (a) , there shall be no further liability on the part of the Agent to the Company, or on the part of the Company to such Agent except in respect of any liability which may have arisen or may thereafter arise under Sections 12 , 13 and 14 . (b) (c) The right of the Agent to terminate its obligations under this Agreement is in addition to such other remedies as it may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement . 17. Alternative Transaction If the Company does not proceed with the Offering for any reason(s) within the scope of its control and during the period of 180 days after the termination of this Agreement the Company enters into a binding agreement in respect of an Alternative Transaction that is subsequently completed, the Company agrees to pay all of the Agent’s Expenses and any and all of the Cash Fee, to the extent such Agent’s Expenses and Cash Fee have not already been paid by the Company . The Cash Fee that would otherwise be payable, and any unpaid Agent’s Expenses shall be payable immediately following the completion of the Alternative Transaction . 18. Notices Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered to,

- 44 - in the case of the Company, to: PyroGenesis Canada Inc. 1744 William Street, Suite 200 Montréal, QC H3J 1R4 Attention : Email : P. Peter Pascali ppascali@pyrogenesis.com with a copy of any such notice (which shall not constitute notice to the Company) to: Osler, Hoskin & Harcourt LLP 1000 De La Gauchetière Street West Suite 2100 Montréal QC H3B 4W5 Attention: Email : Bastien Gauthier bgauthier@osler.com in the case of the Agent, to: Research Capital Corporation 199 Bay Street, Suite 4500 Commerce Court West, Box 368 Toronto, ON M5L 1G2 Attention : Email : David Keating dkeating@researchcapital.com and with a copy of any such notice (which shall not constitute notice to the Agent) to: Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 P.O. Box 20, Bay Adelaide Centre Toronto, ON M5H 2T6 Attention : Email : John M. Sabetti jsabetti@fasken.com The Company and the Agent may change their respective addresses for notice by notice given in the manner aforesaid . Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by email and shall be deemed to have been given when : (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered ; and (ii) in the case of a notice delivered or given by email, on the day of its transmission, provided that if such day is not a Business Day or if it is transmitted or received after the end of normal business hours then the notice shall be deemed to have been given and received on the first Business Day next following the day of such transmission .

- 45 - 19. Miscellaneous (a) The Company acknowledges and agrees that all written and oral opinions, advice, analysis and materials provided by the Agent in connection with this Agreement hereunder are intended solely for the Company’s benefit and the Company’s internal use only with respect to the Offering and the Company agrees that no such opinion, advice, analysis or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the Agent’s prior written consent in each specific instance . Any advice or opinions given by the Agent hereunder will be made subject to, and will be based upon, such assumptions, limitations, qualification and reservations as the Agent, in its sole judgement, deem necessary or prudent in the circumstances . The Agent shall act as independent contractor under this Agreement and not in any other capacity, including as a fiduciary, and any duties arising out of this Agreement shall be owed solely to the Company . (b) Upon successful completion of the Offering, the Agent shall be permitted to publish, at its own expense, such advertisements or announcements describing its services provided hereunder in such newspaper or other publications as the Agent considers appropriate, and shall further be permitted to post such advertisements or announcements on its website . Prior to publishing or posting any such advertisement, the Agent shall provide a draft thereof to the Company and shall afford the Company an opportunity to review and provide comments on such advertisement . (c) This Agreement shall enure to the benefit of, and shall be binding upon, the Agent and the Company and their respective successors and legal representatives. (d) This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. (e) Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof. (f) The words, “hereunder”, “hereof” and similar phrases mean and refer to this Agreement. (g) All warranties, representations, covenants and agreements (including the Company’s indemnification and contribution covenants and agreements in favour of the Agent and the other Indemnified Parties) of or made by the Company herein contained or contained in any Ancillary Document shall survive the purchase by the Purchasers of the Convertible Debenture Units and shall continue in full force and effect for the benefit of the Purchasers and the Agent regardless of the Closing of the sale of the Convertible Debenture Units, any subsequent disposition of the Convertible Debenture Units, Convertible Debentures, Warrants or Offered Shares by the Purchasers or the termination of the Agent’s obligations under this Agreement for a period ending on the Survival Limitation Date and shall not be limited or prejudiced by any investigation made by or on behalf of the Agent in connection with the Offering or the distribution of the Convertible Debenture Units, Convertible Debentures, Warrants or Offered Shares or otherwise, and the Company agrees that the Agent shall not be presumed to know of the existence of a claim against the Company under this Agreement or the other Transaction Documents or any Ancillary Document or in connection with the purchase and sale of the Convertible Debenture Units or the issuance of the Convertible Debentures, Warrants or Offered

- 46 - Shares as a result of any investigation made by or on behalf of the Agent in accordance with the distribution of the Convertible Debenture Units, Convertible Debentures, Warrants or Offered Shares . (h) Each of the parties hereto shall be entitled to rely on delivery of an electronically transmitted copy of this Agreement and acceptance by each such party of any such copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof . (i) This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement . [ Remainder of page intentionally left blank ]

[PyroGenesis Canada Inc. – Agency Agreement] If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us . Yours very truly, RESEARCH CAPITAL CORPORATION “David Keating” By: David Keating Managing Director, Head of Equity Capital Markets Co - Head, Capital Markets Name: Title:

[PyroGenesis Canada Inc. – Agency Agreement] Accepted and agreed to by the undersigned as of the date of this agreement first written above. PYROGENESIS CANADA INC. “P. Peter Pascali” By: P. Peter Pascali President and Chief Executive Officer Name: Title: